UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



07070026

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended February 2, 2007
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number **1-7898**

LOWE'S

LOWE'S COMPANIES, INC.
(Exact name of registrant as specified in its charter)

NORTH CAROLINA	**56-0578072**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1000 Lowe's Blvd., Mooresville, NC	**28117**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **704-758-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 Par Value	**New York Stock Exchange (NYSE)**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ **Yes** ☐ **No**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
☐ **Yes** ☒ **No**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☒ **Yes** ☐ **No**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ **Yes** ☒ **No**

As of August 4, 2006, the last business day of the Company's most recent second quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $36.3 billion based on the closing sale price as reported on the New York Stock Exchange.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

CLASS	OUTSTANDING AT MARCH 23, 2007
Common Stock, $.50 par value	1,510,309,351

DOCUMENTS INCORPORATED BY REFERENCE

Document	Parts Into Which Incorporated
Portions of Lowe's 2006 Annual Report to Shareholders	Parts I, II and IV
Portions of the Proxy Statement for Lowe's 2007 Annual Meeting of Shareholders	Part III

LOWE'S COMPANIES, INC.
- INDEX -

Part I

Item 1 - Business

General Information

Lowe's Companies, Inc. and subsidiaries (the Company) is a Fortune 50 company and the world's second largest home improvement retailer, with specific emphasis on retail do-it-yourself (DIY) customers, do-it-for-me (DIFM) customers who utilize our installation services, and Commercial Business Customers. We offer a complete line of products and services for home decorating, maintenance, repair, remodeling, and property maintenance. As of February 2, 2007, we operated 1,385 stores in 49 states, with 157 million square feet of retail selling space.

Incorporated in North Carolina in 1952, Lowe's Companies, Inc. has been publicly held since 1961. Our common stock is listed on the New York Stock Exchange - ticker symbol "LOW."

See Item 6, "Selected Financial Data," for historical revenues, profits and identifiable assets.

Who We Serve

We serve homeowners, renters and Commercial Business Customers. Homeowners and renters primarily consist of do-it-yourselfers, those taking advantage of our installed sales programs, and others buying for personal and family use. Commercial Business Customers include repair and remodeling contractors, electricians, landscapers, painters, plumbers, and commercial and residential property maintenance professionals, among others.

To meet customers' varying needs, we combine merchandise sales and service in categories that are relevant to them. We offer a full array of home improvement products in the following categories: appliances, lumber, flooring, millwork, paint, building materials, fashion plumbing, lighting, tools, lawn & landscape products, hardware, seasonal living, cabinets & countertops, outdoor power equipment, rough plumbing, rough electrical, nursery, home environment, walls/windows and home organization.

Our Stores

New Store Expansion

Our expansion strategy led to the opening of 155 stores in fiscal 2006 (151 new and four relocated) that included two primary prototypes: a 117,000-square-foot (117K) store for large markets and a 94,000-square-foot (94K) store to serve smaller markets. In fiscal 2007, we estimate that approximately 80% of our growth will be comprised of 117K stores in larger markets and approximately 20% of our growth will be comprised of 94K stores in smaller markets.

	2006	2005	2004
Number of stores, beginning of fiscal year	1,234	1,087	952
New stores opened	151	147	136
Relocated stores opened	4	3	4
Stores closed (including relocated stores)	(4)	(3)	(5)
Number of stores, end of fiscal year	1,385	1,234	1,087

International Expansion

In June 2005, we announced expansion plans into Canada. Based on information obtained through a thorough market assessment, we are adapting our U.S. business model to best meet the unique needs and attributes of the Canadian market. Plans are to open five to six stores in the Greater Toronto Area in the second half of fiscal 2007.

In January 2007, we announced expansion plans into Mexico. We expect to open three to five stores in Monterrey in fiscal 2009.

Investments in Existing Stores

During fiscal 2006, we continued our long history of investing in our existing stores to create a more inviting shopping experience for our retail and Commercial Business Customers. This included relamping our stores at regular intervals to ensure they remain bright, adding new displays, improving point-of-sale and directional signage, adding more product selection, repainting our building exteriors, and re-striping our parking lots. We categorize our merchandising-related investments in our stores as follows:

Resets
Resets are necessary to drive comparable store sales increases and keep our stores fresh with new and innovative products. These resets involve the replacement of a particular product or vendor and do not require major changes in the store. We conducted hundreds of resets in fiscal 2006.

Remerchandising
In fiscal 2006, we completed the remerchandising of 150 of our earlier format stores to make them more closely resemble our most current store prototypes. These remerchandising efforts focused on moving entire departments, improving adjacencies, and enhancing the shopability within the appliances, cabinets & countertops, flooring, fashion plumbing, paint, walls/windows, lighting, home organization, lumber and building materials departments. In addition, we replaced or refurbished all of our selling centers, including the returns and customer service areas of these stores. All new interior graphics, signage, and way-finding materials were also added to increase shopability and brighten the atmosphere. Finally, we installed self check-out in all 150 of our remerchandised stores. We were able to remerchandise these stores with minimal disruption to our customers. We continuously make these investments to maintain our best-in-class stores. These enhancements enable our stores to continue to deliver the sales performance we expect, and also offer customers the shopping experience and environment they deserve.

Serving Our Customers

Our vision is to be our customers' first choice for home improvement. To achieve this vision, we continue to focus on excellent customer service, Everyday Low Prices, and innovative operational, merchandising, marketing and distribution strategies. We believe customers' perceptions of the quality of service determine a retailer's success or failure. Therefore, we are always looking for ways to improve our level of service, optimize store labor and drive in-store process improvement, build our talent pool, and enhance our sales culture. The following are several key initiatives we believe will continue to support our growth and success going forward.

Specialty Sales
We recognize the opportunity that our Specialty Sales initiatives represent and the importance of these businesses to our long-term growth. Our Specialty Sales initiatives include three major categories: Installed Sales, Special Order Sales and Commercial Business Customer sales, internally referred to as the "Big 3." In addition, our effort to utilize e-Commerce to drive sales and conveniently provide product information to customers is managed by our Specialty Sales group.

Installed Sales
We offer installation services in over 40 categories with flooring, millwork and cabinets & countertops generating the highest sales. Our Installed Sales model, which includes the separation of selling and administrative tasks, allows our sales associates to shift their focus to project selling, while project managers ensure that the details related to an installation job are efficiently executed. Installed Sales, which includes both product and labor, has proven to be a successful service initiative accounting for approximately 6% of total sales in fiscal 2006. We also continue to refine our offerings, including an ongoing test of an in-home selling model for certain Installed Sales categories.

Special Order Sales
Our Special Order Sales product offerings provide our customers the opportunity to select a wider assortment of product options beyond the approximately 40,000 we carry in our stores. We are making the Special Order Sales process easier for customers by providing more product displays and electronic product catalogs in our stores, as well as on Lowes.com. We continue to enhance integrated design tools and ordering systems storewide in order for customers to envision projects, as well as to efficiently receive quotations and complete an order.

Special Order kiosks are available in departments such as appliances, walls/windows, lighting, millwork, hardware, building materials, seasonal living, fashion plumbing and tools for facilitating special orders in addition to what is made available on Lowes.com. Whether these kiosks are electronic or literature-based, all facilitate the ability of customers to view product pictures, and special order over a million products and parts.

Our flexible fulfillment initiative is intended to allow for faster and more efficient delivery of Special Order products to customers, while at the same time manage our inventory investment. Under this approach, certain items that do not have enough individual store demand to be economically stocked in all stores, but have sizeable demand across a group of stores, will be kept on hand in our distribution centers. This allows for fast shipment to our stores, or in some cases, direct shipment to a customer's home. Our flexible fulfillment initiative allows us to balance quickly satisfying customers' needs with a desire to minimize our inventory investment. We will continue to refine and enhance this fulfillment option in fiscal 2007.

Commercial Business Customers
Growth in sales to Commercial Business Customers remained strong in fiscal 2006. Our focus is to continue offering exceptional service to construction, residential property management, and business maintenance customers. Because we understand that time is money for these businesses, we continue to focus on ways to tailor our product and service offerings for these customers to quickly find what they need, when they need it.

In order to enable Commercial Business Customers to quickly access the products they need, our stores are merchandised with high-volume, take-with product appropriate for the season. We continue to evaluate and expand our contractor packs, which are economical quantities of the items Commercial Business Customers use most. In addition, Commercial Business Customers can phone or fax their orders in advance for pickup the same day or the next day, depending on the time of day the order is placed. For added convenience, we deliver to job sites seven days a week in most areas. We want to be a valued business partner to Commercial Business Customers, so we ensure our LowesForPros.com site features up-to-date articles, job estimators and business forms, e-newsletters, statistics and other vital information that Commercial Business Customers can use for their business.

e-Commerce
Our multi-channel capabilities enable customers to buy at the store or online. Lowes.com is an information and e-Commerce destination for customers around the world. Our site facilitates customers researching, comparing and buying Lowe's products and services wherever and whenever they desire. We offer how-to and buying guides online to help customers make smarter, more informed buying decisions and to empower them in their home improvement projects. We also offer customers the ability to check product availability at their local store and our direct-ship facilities, and offer store pick-up and hassle-free returns regardless of where the product was purchased. As more and more people are using the internet to research the products they want, we continue to add content to our site and enhance our merchandise selection to meet their needs. We remain committed to the internet as a channel for future growth.

Everyday Low Prices
Our customers do not have to wait for a sale to find a great value. We offer low prices every day. Our promise to customers is that if they find a lower everyday or advertised price on an identical stock product at a local competitor, we will not just match that price, but we will beat it by 10%.

Credit Financing
We offer a proprietary credit card for retail customers. In fiscal 2006, we launched Lowe's Project Card in all stores. Lowe's Project Card provides a major project, in-store financing solution to complement our Lowe's Customer Revolving Credit Card. Lowe's Project Card provides consumers an APR as low as 7.99% (ranging from 7.99% to 17.99%), credit lines up to $30,000 with repayment terms from 48 months to 120 months, and low fixed monthly payments. A project window allows customers to purchase with no payments or interest accrual for a six-month period after the first purchase.

We feature proprietary credit programs for Commercial Business Customers. These programs include a Lowe's Business Account, which is ideal for small- to medium-size businesses and offers minimum monthly payments; and Lowe's Accounts Receivable, which is ideal for medium- to large-size businesses that pay in full each month.

In addition, we accept Visa®, MasterCard®, Discover® and American Express® credit cards, as well as debit cards.

Self-Checkout
To meet customer expectations for convenience at all levels of the shopping experience, we have self-checkout in approximately 400 of our stores. All product types and quantities are permitted, most tender types are accepted and the customer interface is bi-lingual. Our plan for fiscal 2007 is to add self-checkout to over 250 additional stores, which includes stores that will be remerchandised as well as all new stores.

Our Products

A typical Lowe's home improvement store stocks approximately 40,000 items, with hundreds of thousands of items available through our Special Order Sales system. Each store carries a wide selection of national brand name merchandise such as KitchenAid®, Samsung, Whirlpool®, Pella®, Werner®, Kohler®, DeWalt®, John Deere, Troy-Bilt®, Jenn-Air®, Bosch® and many more. Our merchandise selection provides the DIY retail, DIFM and Commercial Business Customer a one-stop shop for products needed to complete home improvement, repair, maintenance or construction projects. See page 42 of Lowe's 2006 Annual Report to Shareholders for the table summarizing sales by product category for each of the last three fiscal years.

Lowe's Exclusives
In many product categories, customers look for a brand they know and trust to instill confidence in their purchase. To further differentiate our offering, we carry many brands that are exclusive to Lowe's. These unique brands cover several categories like paint, lighting, flooring, walls/windows, tools and more, and give our customers superior performance and results. Exclusive brand names such as Premier Living™, Kobalt®, Portfolio®, Harbor Breeze®, Reliabilt®, Perfect Flame™ and Top-Choice® Lumber are found only at Lowe's.

We continue to cultivate and create strategic alliances with our vendor partners in an effort to enhance our market share where such partnerships are advantageous to the customer, our Company and our vendors. We are also concentrating on increasing the electronic exchange of item and order information with our vendors, improving data integrity and reducing errors, leading to fewer returns and order changes and a better overall customer experience.

Product Sourcing
We source our products from approximately 7,000 merchandise vendors worldwide, with no single vendor accounting for more than five percent of total purchases. Management believes that alternative and competitive suppliers are available for virtually all our products. Where product specifications and customer preferences permit, we purchase directly from foreign manufacturers, avoiding third-party importers. This provides savings for our customers and both brand building and gross margin improvement opportunities for Lowe's.

Distribution Network
To efficiently move product from our vendors to our stores and maintain in-stock levels, we own and operate 11 highly-automated regional distribution centers (RDCs). The RDCs are strategically located in North Carolina (2), Georgia (1), Indiana (1), Pennsylvania (1), Texas (1), California (1), Ohio (1), Florida (1), Connecticut (1), and Wyoming (1). On average, each RDC serves 126 stores. We expect to open additional RDCs in Rockford, Illinois, and Lebanon, Oregon, in fiscal 2007, and are planning for an additional RDC in fiscal 2008.

We also operate 13 flatbed distribution centers to distribute merchandise that requires special handling due to size or type of packaging such as lumber, boards, panel products, irrigation pipe, vinyl sidings, ladders and building materials. We own 12 of these flatbed distribution centers, and we lease one flatbed distribution center. We expect to open two additional flatbed distribution centers in fiscal 2007.

We also operate four facilities to support our import business, Special Order Sales, and internet fulfillment. We own two of these facilities, and we lease two of these facilities. In addition, we utilize two third-party transload facilities. These facilities do not hold inventory, but are the first point of receipt for imported products. The transload facilities sort and allocate products to RDCs based on individual store demand and forecasts.

On average in fiscal 2006, nearly 70% of the stock merchandise we purchased was shipped through our distribution network, while the remaining portion was shipped directly to stores from our vendors. In the fourth quarter of fiscal 2006, we reached nearly 75%.

Building Our Brand

Television, radio, newspaper, magazine, direct mail, sponsorships, internet, and in-store programs all play a critical role in helping us reach customers. Each marketing initiative is based on understanding customers in terms of demographics, needs, expectations, insights and beliefs as these relate to the home, home improvement and business.

Broadcast – Television, Radio
We continued to utilize national television to build brand awareness and positioning. We supplemented our national broadcast advertising in key markets with local television and radio. National radio was used to support major promotional events throughout the year, in particular during key holiday weekends like the Fourth of July. We also continued to foster relationships with cable network partners such as HGTV (Home and Garden Television), BET (Black Entertainment Television) and Univision.

Print – Newspaper, Magazine
We implemented an enhanced print plan in fiscal 2006 that included national magazine advertising and ROP (Run of Press) newspaper ads. Circulars remained a critical avenue for reaching customers with our Everyday Low Price message and wide product and service selection.

Direct to Consumer
In fiscal 2006, we continued to refine programs to respond to the changing needs and lifestyles of consumers. Through innovative database technology, we created direct mail campaigns based on precise criteria such as purchase activity, affinity group memberships, home purchases and sales, household demographics and even regional weather patterns. Additionally, an opt-in e-mail program links up with Lowe's affinity groups, including subscribers to our bi-monthly magazine *Lowe's Creative Ideas®*, as well as members of Lowe's Woodworkers Club, Lowe's Garden Club and Team Lowe's Racing Fan Club. This fosters an ongoing relationship with customers even when they are not in a Lowe's store.

Multicultural Marketing
We continued to produce marketing and communications designed to reach specific cultural segments, including the growing number of Hispanic and African-American home improvement consumers. Print, direct mail, point-of-purchase materials and television are just a few of the channels through which we communicated with these consumer groups. To make shopping easier for Hispanic customers, we continued to expand bi-lingual store signage. At the end of fiscal 2006, nearly 78% of the stores had bi-lingual way-finding signage.

Team Lowe's Racing
As one of the world's fastest growing sports, NASCAR is an important part of building our brand. We are the proud sponsor of Jimmie Johnson, the 2006 NASCAR Nextel® Cup Series champion, and the #48 car, the #5 car in the Busch® Series, and Lowe's Motor Speedway. We also host hospitality events at various sites throughout the racing season, leveraging and further building membership in the Team Lowe's Racing Fan Club. In 2006, we continued to foster our relationship with Adrian Fernandez, who drove in several NASCAR Busch® Series races for Lowe's. In addition, we teamed up with Adrian Fernandez and Fernandez Racing to field the #12 car in the 14-race Grand American Rolex Sports Car series.

Reaching Out

We believe community involvement extends beyond the boundaries of our stores. Following are some examples of how we are partnering with respected organizations to make a difference in communities and homes across America.

Habitat for Humanity
Lowe's is a national partner with Habitat for Humanity International, helping provide safe, affordable housing for thousands of working families. Lowe's contributed more than $5 million to Habitat projects in 2006 and Lowe's employee volunteers gave hands-on support at home sites coast-to-coast to help Habitat families build their dreams.

Lowe's is also the national underwriter of Habitat for Humanity's Women Build program, empowering women volunteer teams in the construction of Habitat homes. The volunteers in this program built more than 50 homes in 2006.

American Red Cross
As a national Disaster Relief partner with the American Red Cross, Lowe's made it easier for the Red Cross chapters to respond to disasters such as floods and tornadoes with much-needed supplies from local stores. We also worked side-by-side with the Red Cross at hurricane fairs along the Gulf and East coasts. In 2006, Lowe's contributed more than $500,000 to the American Red Cross, including customer and employee donations.

The Home Safety Council
Founded by Lowe's in 1993, The Home Safety Council is a nonprofit organization with a vision of creating safer American homes. In 2006, we, along with our vendors, helped reach thousands of children and families with vital safety information.

Lowe's Charitable and Educational Foundation
Founded in 1957, the Lowe's Charitable and Educational Foundation (LCEF) has a long and proud history of contributing to grassroots community projects. LCEF's primary philanthropic focus areas include community and public school improvement projects, safe and affordable housing, and education scholarships. LCEF provides funding only to 501(c)(3) organizations in communities where we operate stores or distribution centers. In 2006, LCEF awarded more than $15 million for community improvement projects and K-12 public school initiatives.

Lowe's Heroes
Lowe's Heroes employee volunteers tackle local problems in their communities. In 2006, Lowe's stores worked with representatives from nonprofit organizations and concerned individuals from their communities to help improve schools, build Habitat for Humanity homes or address safety issues—making their communities better places to live.

Lowe's Employee Relief Fund
Lowe's Employee Relief Fund is dedicated to distributing emergency funds to our employees who face financial hardships due to natural disasters, house fires or illness. The Company matches employee donations to the Fund. Since 1999, Lowe's Employee Relief Fund has assisted more than 4,000 employees with more than $5 million in funds.

Our Market

We estimate the size of the U.S. home improvement market to be approximately $725 billion annually, $560 billion of product demand, and $165 billion of installed labor opportunity. Data from a variety of primary and secondary sources, including trade associations, government publications, industry participants and other sources was analyzed as the basis for our estimate. This estimate includes import and export data and key end-use markets, such as residential repair and remodeling, and nonresidential construction and maintenance. This data also includes a wide range of categories relevant to our business, including major appliances and garden supplies.

As we continue to monitor economic data and the home improvement marketplace, there are many indicators demonstrating continued strength in consumer demand for the products and services we offer. The key indicators we monitor include personal income, employment growth, housing turnover and home ownership levels. Demographic and societal trends also remain supportive of home improvement industry growth.

- Personal disposable income continues to grow, which is supported by data from the March 2007 Blue Chip Economic Indicators™, which forecasts real disposable income growth of 3.3% for calendar 2007, compared with 2.6% for calendar 2006.

- Employment growth is a strong indicator of home improvement sales. The historically low unemployment rate of 4.5% suggests Americans will likely be more confident in calendar 2007 about employment prospects than in the past several years.

- Housing turnover has slowed from the record pace of calendar 2005, according to The National Association of Realtors®, but the most recent data suggests encouraging signs of stabilization in housing turnover in calendar 2007.

- Near record U.S. homeownership levels provide an established customer base for home maintenance and repair projects. The vast majority of our customers are homeowners and they are not willing to let what is often their most valuable financial asset deteriorate.

The home improvement retailing business includes many competitors. We compete with a number of traditional hardware, plumbing, electrical and home supply retailers, as well as other chains of warehouse home improvement stores and lumberyards in most of our trade areas. In addition, we compete, with respect to some of our products, with discount stores, mail order firms, warehouse clubs and online retailers. The principal competitive factors are customer service, location, price, product and brand selection, and name recognition.

Information Systems

We are continuously assessing and upgrading our information systems in an effort to support growth, augment new sales initiatives, control costs and enable better decision-making. During the last several years, we have made a substantial investment in developing and purchasing new computer systems.

We have a point-of-sale system, electronic bar code scanning system, various design systems, a wired and wireless network, and dual UNIX servers in each of our stores. These systems provide the stores with real-time perpetual inventory information, support all in-store selling, provide labor management, and provide support for a variety of store administrative functions. In addition, these store systems provide the customer support center functions, including inventory replenishment, finance, human resources and merchandising with information needed to support the stores. Store information is communicated to the customer support center's central computers via a terrestrial based (MPLS) network with back-up provided by a satellite-based wide area network. These corporate systems provide customer checkout with automated credit card and check approval, host a variety of centralized design and specialty order systems for the stores, provide store-based perpetual inventory information, provide sales performance reporting, and support accurate processing of all store sales transactions. In addition to the store and corporate office computing infrastructure, we also have significant computing capacity at each RDC to support these highly automated facilities.

We have invested significant resources to safeguard sensitive employee and customer information. We work closely with industry standards groups to incorporate security best practices into our technology environment. Our state-of-the-art data center provides many additional fail-safe features to improve system availability and mitigate risks associated with unplanned outages. We expect to open a second Lowe's owned and operated data center in fiscal 2007. This facility will allow us to in-source our current disaster recovery capabilities and provide more robust capabilities to support our future growth.

Employees

As of February 2, 2007, we employed approximately 157,000 full-time and 53,000 part-time employees, none of which are covered by collective bargaining agreements. Management considers its relations with its employees to be good.

Available Information

Our internet website address is: www.Lowes.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are made available free of charge through our website as soon as reasonably practicable after such documents are electronically filed with, or furnished to, the Securities and Exchange Commission.

Item 1A. – Risk Factors

We are exposed to a variety of risks and uncertainties. Most are general risks and uncertainties applicable to all retailers, but some are more particular to retailers serving the home improvement industry. Our operations may also be affected by factors that are either not currently known to us or which we currently consider immaterial to our business. We describe below some of the specific known factors that could negatively affect our business, financial condition and results of operations. All forward-looking statements made by us in this Annual Report to the Securities and Exchange Commission on Form 10-K, in our Annual Report to Shareholders and in our subsequently filed quarterly and current reports to the Securities and Exchange Commission, as well as in our press releases and other public communications, are qualified by the risks described below.

Our sales are dependent upon the health and stability of the general economy.
General economic factors and other conditions, both domestically and internationally, may adversely affect the United States, the global economy and our financial performance, including, but not limited to, acts of terrorism, developments in the war against terrorism in Asia and the Middle East, natural disasters, increasing fuel and energy costs, inflation or deflation of commodity prices, recession, consumer debt levels and the volatility of financial markets.

Adverse changes in economic factors specific to the home improvement industry may negatively impact the rate of growth of our net sales and comparable store sales.
Sales of many of our product categories and services are driven by housing turnover and activity level of home improvement projects. Many of those sales are to consumers who are either doing the home improvement projects themselves or using our installation services, but many others are to professionals who are in the business of providing construction, renovation, and property maintenance services. Rising interest-rates, reduction in the availability of credit, increased heating and gas expenses, slowing housing turnover and slowing home-price appreciation could limit consumers' discretionary spending or affect their confidence level and lead to reduced spending on home improvement projects. The impact of these economic factors specific to the home improvement industry would be exacerbated by a weak job market.

Unseasonable weather and adverse weather conditions can negatively affect our net sales and comparable store sales.
Wet and cold weather, particularly during the spring and early summer months of the year when many of the products we sell are designed for outdoor use, are generally detrimental to our sales and can make it difficult to sell seasonal merchandise. Although the impact of adverse weather conditions is mitigated by the geographic dispersion of our stores, unseasonable weather is a risk to the performance of our business in any given season or year.

Our store expansion and relocation strategy depends upon our ability to successfully open, relocate and operate new stores each year.
Our growth in net sales depends to a substantial degree on successfully and cost-effectively implementing our ongoing, aggressive expansion program. We must adapt our merchandising, marketing and distribution initiatives to new markets, both domestically and, going forward, in Canada and Mexico. We also plan to increase the number of our stores in markets in which we currently operate. Our ability to open additional stores depends, in large measure, upon our ability to locate and acquire new store sites on acceptable terms. Local land use and other regulations restricting the construction of buildings in the formats with which we operate may affect our ability to open new stores in some markets. As we develop more new stores in metropolitan markets, we may incur increased costs to remediate environmental pollution on some of the sites we are redeveloping that was caused by previous owners of those sites. Increased real estate, construction and development costs could also limit our growth opportunities. Our ability to continue to expand our operations depends also on our ability to attract and retain a large and growing number of qualified employees. If we are unable to

open new stores at the rate we currently plan to do so and staff them with qualified employees, the growth in our sales and our competitive position could be adversely affected.

If we fail to hire, train and retain qualified managers, sales associates and other employees we could lose sales to our competitors.
Customers' perceptions of the quality of service provided by employees can determine any retailer's success or failure. Competition for qualified store managers and sales associates among retailers in the home improvement retailing business is intense, and if we fail to attract, train and retain qualified managers and sales associates our financial performance could be adversely impacted. Consumers shopping for goods and services for home improvement projects expect to have sales associates serving them who are knowledgeable about product categories located throughout our stores.

Excessive turnover, which has historically been high among employees in entry-level or part-time positions, increases the risk that sales associates will not have the training and experience needed to provide competitive, high quality customer service.

Our Commercial Business Customers demand a higher level of customer service that is challenging to meet on a consistent basis.
Commercial Business Customers in the home improvement industry expect to have their business handled by commercial sales specialists with an even greater depth of knowledge about the products these customers need. If we fail to staff our commercial sales desks with experienced and knowledgeable employees, we run the risk that we will lose Commercial Business Customers.

We have many competitors, who, if we fail to execute our merchandising, marketing and distribution strategies effectively, could take sales and market share from us.
We operate in a highly competitive market for home improvement products and services and have numerous large and small, direct and indirect competitors. The principal competitive factors in our industry include location of stores, price and quality of merchandise, in-stock consistency, merchandise assortment and presentation, and customer service. Our failure to respond effectively to competitive pressures and changes in the retail markets could affect our financial performance. Moreover, unanticipated changes in the pricing and other practices of our competitors, including the effects of competitor liquidation activities, may impact our expected results.

An unusual number of product liability or breach of warranty claims for defective products could expose us to expensive claims and damage our standing with our customers.
We are exposed to product liability and product warranty claims relating to the products we sell that could adversely affect our financial condition, results of operations and cash flows. Because we do not have direct control over the quality of products manufactured or supplied to us by our vendors and because we self-insure for such product liability and warranty claims, we are exposed to risks relating to the quality of such products. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the products we stock and in our reputation.

Our financial performance could suffer if we fail to properly maintain our critical information systems or if those systems are seriously disrupted.
An important part of our efforts to achieve efficiencies, cost reductions, and sales and cash flow growth is the identification and implementation of improvements to our management information systems to improve operations such as inventory replenishment systems, merchandise ordering, transportation, and receipt processing. Our financial performance could be adversely affected if our management information systems are seriously disrupted or we are unable to improve, upgrade, maintain, and expand our systems.

If the domestic and international supply chain for the products we stock is disrupted, our sales and gross margin would be adversely impacted.
We source the approximately 40,000 products we stock and sell from approximately 7,000 domestic and international vendors. We source many of those products directly from foreign manufacturers. Political or financial instability among suppliers, trade restrictions, tariffs, currency exchange rates and transport capacity and costs are beyond our control and could negatively impact our business if they seriously disrupted the movement of products through our supply chain.

Our inability to effectively manage our relationships with selected suppliers of brand name products could negatively impact our ability to differentiate ourselves from competitors.
Part of our expansion strategy includes continued differentiation from competitors. To better distinguish our product offering, we form strategic relationships with selected suppliers to market and develop products under a variety of recognized and respected brand names. The inability to effectively and efficiently manage the relationships with these suppliers could negatively impact our business plan and financial results.

Item 1B. – Unresolved Staff Comments

None.

Item 2 - Properties

At February 2, 2007, we operated 1,385 stores in 49 states with a total of 157 million square feet of selling space. We are currently constructing two primary prototype stores, a 117K store for larger markets and a 94K store used primarily to serve smaller markets. Both prototypes include a lawn and garden center, averaging an additional 31,000 square feet for 117K locations and 26,000 square feet for 94K locations. Of the total stores operating at February 2, 2007, approximately 86% are owned, which includes stores on leased land, with the remainder being leased from unaffiliated third parties. Approximately 50% of our store leases are capital leases. We also own and operate 11 RDCs and 12 flatbed distribution centers for lumber and building commodities. We lease and operate one flatbed distribution center. We also operate four facilities to support our import business, special order sales, and internet fulfillment. We own two of these facilities, and we lease two of these facilities. In addition, we utilize two third-party transload facilities. These facilities do not hold inventory, but are the first point of receipt for imported products. We own our executive offices, which are located in Mooresville, North Carolina. We also own and maintain offices in Wilkes County, North Carolina.

Item 3 - Legal Proceedings

We are a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are considered material.

Item 4 - Submission of Matters to a Vote of Security Holders

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following is a list of names and ages of all of the executive officers of the registrant indicating all positions and offices with the registrant held by each such person and each person's principal occupations or employment during the past five years.

Name	Age	Title
Robert A. Niblock	44	Chairman of the Board and Chief Executive Officer since 2005; President, 2003 - 2006; Executive Vice President, 2001 - 2003, and Chief Financial Officer, 2000 - 2003.
Maureen K. Ausura	51	Senior Vice President, Human Resources since 2005; Corporate Vice President of Human Resources, Archer Daniels Midland Company, 2000 - 2005.
Gregory M. Bridgeford	52	Executive Vice President, Business Development since 2004; Senior Vice President, Business Development, 1999 - 2004.
Michael K. Brown	43	Executive Vice President, Store Operations since December 2006; Senior Vice President, Store Operations, 2001 - 2006.
Charles W. (Nick) Canter, Jr.	56	Executive Vice President, Merchandising since December 2006; Executive Vice President, Store Operations, 2005 - 2006; Senior Vice President, Store Operations, 1999 - 2005.
Gaither M. Keener, Jr.	57	Senior Vice President, General Counsel, Secretary, and Chief Compliance Officer since 2006; Vice President, Deputy General Counsel, 2005 - 2006; Vice President, Associate General Counsel, 2003 - 2005; Vice President, Assistant General Counsel and Assistant Secretary, 1999 - 2003.
Matthew V. Hollifield	40	Senior Vice President and Chief Accounting Officer since 2005; Vice President, Corporate Accounts Payables 2002-2005. Vice President and Chief Financial Officer, Century Furniture Industries, 2000-2002.
Robert F. Hull, Jr.	42	Executive Vice President and Chief Financial Officer since 2004; Senior Vice President and Chief Financial Officer, 2003 - 2004; Vice President, Financial Planning & Analysis, 1999 - 2003.
Joseph M. Mabry, Jr.	44	Executive Vice President, Logistics and Distribution since 2004; Senior Vice President, Distribution, 2003 - 2004; Vice President Global Services, Wal-Mart Stores, Inc., 2002 - 2003; Regional Vice President of Distribution, Wal-Mart Stores, Inc., 1998 - 2002.
N. Brian Peace	41	Senior Vice President, Corporate Affairs since 2006; Vice President, Corporate Communications, 1999 – 2006.
Larry D. Stone	55	President and Chief Operating Officer since December 2006; Senior Executive Vice President Merchandising/Marketing, 2005 - 2006; Senior Executive Vice President Store Operations 2003-2005; Executive Vice President, Store Operations, 2001 - 2003.
Steven M. Stone	45	Senior Vice President and Chief Information Officer since 2003; Vice President of Information Technology Strategy, 2002 - 2003; Vice President of MIS Operations, 1999 - 2002.

Part II

Item 5 - Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Lowe's common stock is traded on the New York Stock Exchange (NYSE). The ticker symbol for Lowe's is "LOW". As of March 23, 2007, there were 31,770 holders of record of Lowe's common stock. The table, "Lowe's Quarterly Stock Price Range and Cash Dividend Payment", on page 44 of the 2006 Lowe's Annual Report to Shareholders for the fiscal year ended February 2, 2007 sets forth, for the periods indicated, the high and low sales prices per share of the common stock as reported by the NYSE Composite Tape and the dividends per share declared on the common stock during such periods.

In January 2005, the Board of Directors approved a program under which the Company was authorized to repurchase up to $1 billion of the Company's common stock through fiscal 2006. In January and August 2006, the Board of Directors authorized up to an additional $1 billion and $2 billion in share repurchases through fiscal 2007 and 2008, respectively. The Company expects to implement the balance of the program through purchases made from time to time either in the open market or through private transactions, in accordance with regulations of the SEC. An insignificant number of shares were repurchased during the fourth quarter of 2006. As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.

Item 6 - Selected Financial Data

See pages 42 through 43 of the Lowe's 2006 Annual Report to Shareholders.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

See "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 18 through 30 and "Disclosure Regarding Forward-Looking Statements" on page 26 of Lowe's 2006 Annual Report to Shareholders.

Item 7A - Quantitative and Qualitative Disclosures about Market Risk

See "Quantitative and Qualitative Disclosures About Market Risk" on page 25 of Lowe's 2006 Annual Report to Shareholders.

Item 8 - Financial Statements and Supplementary Data

See "Report of Independent Registered Public Accounting Firm" of Deloitte & Touche LLP on page 27, the financial statements and notes thereto on pages 28 through 41, and the "Selected Quarterly Data" on page 43 of Lowe's 2006 Annual Report to Shareholders filed as Exhibit 13 hereto.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's "disclosure controls and procedures", (as such term is defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act")). Based upon their evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that the Company files or submits under the Exchange Act with the Securities and Exchange Commission (the SEC) (1) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) is accumulated and communicated to the Company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

In addition, based on that evaluation, no change in the Company's internal control over financial reporting occurred during the fiscal fourth quarter ended February 2, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) and the attestation report of Deloitte & Touche LLP, the Company's independent registered public accounting firm, on management's assessment of internal control over financial reporting are included in Lowe's 2006 Annual Report to Shareholders on pages 26 and 27 under the headings, "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm," respectively, and are incorporated herein by reference.

Item 9B – Other Information

None.

Part III

Item 10 – Directors, Executive Officers and Corporate Governance

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Election of Directors," "Information Concerning the Nominees," "Information Concerning Continuing Directors," "Information about the Board of Directors and Committees of the Board," and "Section 16(a) Beneficial Ownership Reporting Compliance" included in the definitive Proxy Statement which will be filed pursuant to regulation 14A, with the SEC within 120 days after the fiscal year ended February 2, 2007 (the "Proxy Statement"). The information required by this item with respect to our executive officers appears in Part I of this Annual Report on Form 10-K under the caption, "Executive Officers of the Registrant. "

All employees of the Company, including its Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer are required to abide by the Lowe's Companies, Inc. and Subsidiaries Code of Business Conduct and Ethics (the "Code"). The Code is designed to ensure that the Company's business is conducted in a legal and ethical manner. The Code covers all areas of professional conduct including compliance with laws and regulations, conflicts of interest, fair dealing among customers and suppliers, corporate opportunity, confidential information, insider trading, employee relations and accounting complaints. A full text of the Code can be found at www.Lowes.com, under the "About Lowe's," "Investors" and "Code of Ethics" captions. You can also obtain a copy of the complete Code by contacting Shareholder Services at 1-888-345-6937.

We will disclose information pertaining to amendments or waivers to provisions of our Code that apply to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions and that relate to the elements of our Code enumerated in the SEC rules and regulations by posting this information on our website at www.Lowes.com. The information on our website is not a part of this Annual Report and is not incorporated by reference in this report or any of our other filings with the SEC.

Item 11 - Executive Compensation

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Compensation of Executive Officers" and "Information about the Board of Directors and Committees of the Board – Compensation of Directors" included in the Proxy Statement.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Compensation of Executive Officers" and "Security Ownership of Certain Beneficial Owners and Management" included in the Proxy Statement.

Item 13 - Certain Relationships and Related Transactions, and Director Independence

Information required by this item is furnished by incorporation by reference to all information under the captions entitled, "Related-Party Transactions" and "Information about the Board of Directors and Committees of the Board - Director Independence" included in the Proxy Statement.

Item 14 - Principal Accounting Fees and Services

Information required by this item is furnished by incorporation by reference to all information under the caption entitled, "Fees Paid to the Independent Accountants" included in the Proxy Statement.

Part IV

Item 15 - Exhibits and Financial Statement Schedules

a) 1. **Financial Statements**
See the following items and page numbers appearing in Lowe's 2006 Annual Report to Shareholders:

2. **Financial Statement Schedules**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the consolidated financial statements of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 2, 2007 and February 3, 2006, and for each of the three fiscal years in the period ended February 2, 2007, management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, and the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, and have issued our reports thereon dated April 3, 2007; such consolidated financial statements and reports are included in the Company's 2006 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the consolidated financial statements of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 2, 2007 and February 3, 2006, and for each of the three fiscal years in the period ended February 2, 2007, management's assessment of the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, and the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, and have issued our reports thereon dated April 3, 2007; such consolidated financial statements and reports are included in the Company's 2006 Annual Report to Shareholders and are incorporated herein by reference. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(In Millions)	Balance at beginning of period	Charges to costs and expenses		Deductions		Balance at end of period
February 2, 2007:						
Reserve for loss on obsolete inventory	$ 104	$ -		$ (38)	(a)	$ 66
Reserve for inventory shrinkage	113	455		(439)	(b)	129
Reserve for sales returns	54	1	(c)	-		55
Self-insurance liabilities	571	674		(595)	(d)	650
Store closing liability	23	2		(6)	(e)	19
February 3, 2006:						
Reserve for loss on obsolete inventory	$ 77	$ 27	(a)	$ -		$ 104
Reserve for inventory shrinkage	94	376		(357)	(b)	113
Reserve for sales returns	37	17	(c)	-		54
Self-insurance liabilities	467	608		(504)	(d)	571
Store closing liability	24	9		(10)	(e)	23
January 28, 2005:						
Reserve for loss on obsolete inventory	$ 61	$ 16	(a)	$ -		$ 77
Reserve for inventory shrinkage	82	335		(323)	(b)	94
Reserve for sales returns	26	11	(c)	-		37
Self-insurance liabilities	366	480		(379)	(d)	467
Store closing liability	19	16		(11)	(e)	24

(a): Represents increase/(decrease) in the required reserve based on the Company's evaluation of obsolete inventory.
(b): Represents the actual inventory shrinkage experienced at the time of physical inventories.
(c): Represents increase in the required reserve based on the Company's evaluation of anticipated merchandise returns.
(d): Represents claim payments for self-insured claims.
(e): Represents lease payments, net of sublease income.

3. **Exhibits**

(3.1) Restated and Amended Charter (filed as Exhibit 3.1 to the Company's Form 10-Q dated September 7, 2006 and incorporated by reference herein).

(3.2) Bylaws, as amended (filed as Exhibit 3.1 to the Company's Form 8-K dated January 26, 2007 and incorporated by reference herein).

(4.1) Indenture dated April 15, 1992 between the Company and The Bank of New York, as successor trustee (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 33-47269) and incorporated by reference herein).

(4.2) Amended and Restated Indenture, dated as of December 1, 1995, between the Company and The Bank of New York, as successor trustee (filed as Exhibit 4.1 on Form 8-K dated December 15, 1995, and incorporated by reference herein).

(4.3) First Supplemental Indenture, dated as of February 23, 1999, to the Amended and Restated Indenture dated as of December 1, 1995, between the Company and The Bank of New York, as successor trustee (filed as Exhibit 10.13 to the Company's Annual Report on Form 10-K dated April 19, 1999, and incorporated by reference herein).

(4.4) Second Supplemental Indenture, dated as of October 19, 2001, to the Amended and Restated Indenture dated as of December 1, 1995, between the Company and The Bank of New York, as successor trustee (filed as Exhibit 4.1 on Form 8-K dated October 25, 2001, and incorporated by reference herein).

(4.5) Third Supplemental Indenture, dated as of October 6, 2005, to the Amended and Restated Indenture dated as of December 1, 1995, between the Company and The Bank of New York, as trustee, including as an exhibit thereto a form of the Company's 5.0% Notes maturing in October 2015 and the Company's 5.5% Notes maturing in October 2035.

(4.6) Fourth Supplemental Indenture, dated as of October 10, 2006, between Lowe's Companies, Inc. and The Bank of New York, as trustee (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-3 (No. 333-137750) and incorporated by reference herein), including as an exhibit thereto a form of the Company's 5.4% Senior Notes maturing in October 2016 and the Company's 5.8% Senior Notes maturing in October 2036.

(4.7) Indenture between the Company and The Bank of New York, dated as of February 16, 2001 (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 (No. 333-60434), and incorporated by reference herein).

(4.8) Form of the Company's 6 7/8 % Debenture due February 20, 2028 (filed as Exhibit 4.2 on Form 8-K dated February 20, 1998, and incorporated by reference herein).

(4.9) Form of the Company's 6 1/2 % Debenture due March 15, 2029 (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

(4.10) Form of the Company's 8 1/4 % Notes due June 1, 2010 (filed as Exhibit 4.2 on Form 8-K dated June 8, 2000, and incorporated by reference herein).

(4.11) Form of the Company's 2 1/2 % Liquid Yield Option Notes due February 16, 2021 (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 (No. 333-60434), and incorporated by reference herein).

(4.12) Form of the Company's Senior Convertible Notes due October 19, 2021 (filed as Exhibit 4.2 on Form 8-K dated October 25, 2001, and incorporated by reference herein).

*(10.1) Lowe's Companies, Inc. Directors' Deferred Compensation Plan, effective July 1, 1994 (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.2) Lowe's Companies, Inc., 1994 Incentive Plan (filed on the Company's Form S-8 dated July 8, 1994 (No. 33-54499) and incorporated by reference herein).

*(10.3) Amendments to the Lowe's Companies, Inc. 1994 Incentive Plan dated December 9, 1994 (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.4) Amendments to the Lowe's Companies, Inc. 1994 Incentive Plan dated September 17, 1998 (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.5) Amendments to the Lowe's Companies, Inc. 1994 Incentive Plan dated December 4, 1998 (filed as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.6) Lowe's Companies, Inc. 1997 Incentive Plan (filed on the Company's Form S-8 dated August 29, 1997 (No. 333-34631) and incorporated by reference herein).

*(10.7) Amendments to the Lowe's Companies, Inc. 1997 Incentive Plan dated January 25, 1998 (filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.8) Amendments to the Lowe's Companies, Inc. 1997 Incentive Plan dated September 17, 1998 (filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended January 29, 1999, and incorporated by reference herein).

*(10.9) Lowe's/Eagle Stock Option Plan (filed as Exhibit 4.2 on the Company's Form S-8 filed April 7, 1999 (No. 333-75793) and incorporated by reference herein).

*(10.10) Lowe's Companies, Inc. Employee Stock Purchase Plan - Stock Options for Everyone, as amended (filed as Exhibit 10.1 to the Company's Form 10-Q dated December 7, 2004 and incorporated by reference herein).

*(10.11) Lowe's Companies, Inc. 2001 Incentive Plan (filed on the Company's Form S-8 dated November 15, 2001 (No. 333-73408) and incorporated by reference herein).

*(10.12) Lowe's Companies, Inc. Benefit Restoration Plan (filed on the Company's Form S-8 dated August 8, 2002 (No. 333-97811) and incorporated by reference herein).

*(10.13) Form of the Company's Management Continuity Agreement for Senior Officers (filed as Exhibit 10.28 to the Company's Annual Report on Form 10-K for the year ended February 1, 2002, and incorporated by reference herein).

*(10.14)	Form of the Company's Management Continuity Agreement for Executive Officers (filed as Exhibit 10.2 to the Company's Form 10-Q dated June 4, 2004, and incorporated by reference herein).
*(10.15)	Lowe's Companies, Inc. Cash Deferral Plan (filed as Exhibit 10.1 to the Company's Form 10-Q dated June 4, 2004 and incorporated by reference herein).
*(10.16)	Lowe's Companies, Inc. Amended and Restated Directors' Stock Option and Deferred Stock Unit Plan (filed as Exhibit 10.1 to the Company's Form 8-K dated June 3, 2005 and incorporated by reference herein).
*(10.17)	Form of Lowe's Companies, Inc. Deferred Stock Unit Agreement for Directors (filed as Exhibit 10.2 to the Company's Form 8-K dated May 27, 2005 and incorporated by reference herein).
*(10.18)	Form of Lowe's Companies, Inc. Restricted Stock Award Agreement (filed as Exhibit 10.1 to the Company's Form 10-Q dated September 1, 2005 and incorporated by reference herein).
*(10.19)	Lowe's Companies, Inc. 2006 Annual Incentive Plan (filed as Exhibit 10.1 to the Company's Form 10-Q dated September 7, 2006 and incorporated by reference herein).
*(10.20)	Lowe's Companies, Inc. 2006 Long Term Incentive Plan (filed as Exhibit 10.2 to the Company's Form 10-Q dated September 7, 2006 and incorporated by reference herein).
(13)	Portions of the 2006 Lowe's Annual Report to Shareholders for the fiscal year ended February 2, 2007
(21)	List of Subsidiaries
(23)	Consent of Deloitte & Touche LLP
(31.1)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(32.2)	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	LOWE'S COMPANIES, INC.
	(Registrant)
April 3, 2007	By: /s/ Robert A. Niblock
Date	Robert A. Niblock Chairman of the Board and Chief Executive Officer
April 3, 2007	By: /s/ Robert F. Hull, Jr.
Date	Robert F. Hull, Jr. Executive Vice President and Chief Financial Officer
April 3, 2007	By: /s/ Matthew V. Hollifield
Date	Matthew V. Hollifield Senior Vice President and Chief Accounting Officer

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LOWE'S COMPANIES, INC.
(Registrant)

April 3, 2007
Date

Robert A. Niblock
Chairman of the Board and Chief Executive Officer

April 3, 2007
Date

Robert F. Hull, Jr.
Executive Vice President and Chief Financial Officer

April 3, 2007
Date

Matthew V. Hollifield
Senior Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each of the directors of the Registrant whose signature appears below hereby appoints Robert F. Hull, Jr., Matthew V. Hollifield and Gaither M. Keener, Jr., and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report on Form 10-K, making such changes in this report on Form 10-K as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Signature	Title	Date
/s/ Robert A. Niblock Robert A. Niblock	Chairman of the Board of Directors, Chief Executive Officer and Director	April 3, 2007 Date
/s/ Leonard L. Berry Leonard L. Berry	Director	April 3, 2007 Date
/s/ Peter C. Browning Peter C. Browning	Director	April 3, 2007 Date
/s/ Paul Fulton Paul Fulton	Director	April 3, 2007 Date
/s/ Dawn E. Hudson Dawn E. Hudson	Director	April 3, 2007 Date
/s/ Robert A. Ingram Robert A. Ingram	Director	April 3, 2007 Date
/s/ Robert L. Johnson Robert L. Johnson	Director	April 3, 2007 Date
/s/ Marshall O. Larsen Marshall O. Larsen	Director	April 3, 2007 Date
/s/ Richard K. Lochridge Richard K. Lochridge	Director	April 3, 2007 Date
/s/ Stephen F. Page Stephen F. Page	Director	April 3, 2007 Date
/s/ O. Temple Sloan, Jr. O. Temple Sloan, Jr.	Director	April 3, 2007 Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each of the directors of the Registrant whose signature appears below hereby appoints Robert F. Hull, Jr., Matthew V. Hollifield and Gaither M. Keener, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report on Form 10-K, making such changes in this report on Form 10-K as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Robert A. Niblock	Chairman of the Board of Directors, Chief Executive Officer and Director	Date
Leonard L. Berry	Director	Date
Peter C. Browning	Director	Date
Paul Fulton	Director	Date
Dawn E. Hudson	Director	Date
Robert A. Ingram	Director	Date
Robert L. Johnson	Director	Date
Marshall O. Larsen	Director	Date
Richard K. Lochridge	Director	Date
Stephen F. Page	Director	Date
O. Temple Sloan, Jr.	Director	Date

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Each of the directors of the Registrant whose signature appears below hereby appoints Robert F. Hull, Jr., Matthew V. Hollifield and Gaither M. Keener, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report on Form 10-K, making such changes in this report on Form 10-K as appropriate, and generally to do all such things in their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Robert A. Niblock	Chairman of the Board of Directors, Chief Executive Officer and Director	Date
Leonard L. Berry	Director	Date
Peter C. Browning	Director	Date
Paul Fulton	Director	Date
Dawn E. Hudson	Director	Date
Robert A. Ingram	Director	Date
Robert L. Johnson	Director	Date
Marshall O. Larsen	Director	Date
Richard K. Lochridge	Director	Date
Stephen F. Page	Director	Date
O. Temple Sloan, Jr.	Director	Date

Exhibit 4.5

THIRD SUPPLEMENTAL INDENTURE

Dated as of October 6, 2005

---

between

LOWE'S COMPANIES, INC.

and

THE BANK OF NEW YORK

as Trustee

Supplemental to the Amended and Restated Indenture

Dated as of December 1, 1995

Creating a Series of Securities designated

5.0% Notes due 2015

and

Creating a Series of Securities designated

5.5% Notes due 2035

THIRD SUPPLEMENTAL INDENTURE, dated as of October 6, 2005 (this "Third Supplemental Indenture"), between LOWE'S COMPANIES, INC., a corporation duly organized and existing under the laws of the State of North Carolina (the "Company"), having its principal office at 1000 Lowe's Boulevard, Mooresville, North Carolina 28117, and THE BANK OF NEW YORK a banking corporation duly organized and existing under the laws of the United States, as Trustee (the "Trustee" or the "Successor Trustee") as successor trustee to J.P. Morgan Trust Company, National Association (the "Resigning Trustee"), pursuant to that certain Instrument of Resignation, Appointment and Acceptance, dated as of April 21, 2004, (the "Resignation Instrument").

WITNESSETH:

WHEREAS, the Company has heretofore executed and delivered to the Resigning Trustee an Amended and Restated Indenture, dated as of December 1, 1995 (the "Base Indenture") as supplemented and amended by this Third Supplemental Indenture (together with the Base Indenture, the "Indenture"), providing for the issuance from time to time of its unsecured unsubordinated debentures, notes or other evidences of indebtedness (the "Securities"), to be issued in one or more series as provided in the Base Indenture;

WHEREAS, pursuant to the Resignation Instrument and the applicable provisions of the Base Indenture, the Resigning Trustee assigned, transferred, delivered and confirmed to the Successor Trustee all right, title and interest of the Resigning Trustee under the Indenture, with like effect as if the Successor Trustee was originally named as trustee under the Indenture, and the Company accepted the resignation of the Resigning Trustee as trustee, Paying Agent, Security Registrar, Conversion Agent and Agent under the Indenture and duly appointed the Successor Trustee as trustee, Paying Agent, Security Registrar, Conversion Agent and Agent under the Indenture and confirmed to the Successor Trustee all the rights, powers and trusts of the Resigning Trustee under the Base Indenture;

WHEREAS, it is provided in Section 901 of the Base Indenture that, without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee may enter into indentures supplemental thereto (1) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Securities, *provided* that any such addition, change or elimination (i) shall neither (A) apply to any Security of any series created prior to the execution of such supplemental indenture and entitled to the benefit of such provision nor (B) modify the rights of the Holder of any such Security with respect to such provision or (ii) shall become effective only when there is no such Security Outstanding, (2) to add to the covenants of the Company for the benefit of the Holders of all or any series of Securities (and if such covenants are to be for the benefit of less than all series of Securities, stating that such covenants are expressly being included solely for the benefit of such series) and (3) to establish the form or terms of Securities of any series as permitted by Sections 201 and 301 of the Base Indenture;

WHEREAS, the Company, in the exercise of the power and authority conferred upon and reserved to it under the provisions of the Indenture and pursuant to appropriate Board Resolutions and actions of its authorized officers, has duly determined to make, execute and deliver to the Trustee this Third Supplemental Indenture in order to establish the form and terms of, and to provide for the creation and issuance of, two new series of Securities designated as its (i) 5.0% Notes due October 15, 2015 (the "2015 Notes"), in an aggregate Principal Amount at Maturity of up to $500,000,000 and (ii) 5.5% Notes due October 15, 2035 (the "2035 Notes" and, together with the 2015 Notes, the "Notes") in an aggregate Principal Amount at Maturity of up to $500,000,000; and

WHEREAS, all things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee or any Authenticating Agent (as defined in the Indenture) and issued upon the terms and subject to the conditions of the Indenture against payment therefor, the valid, binding and legal obligations of the Company and to make this Third Supplemental Indenture a valid supplement to the Indenture.

NOW, THEREFORE, in order to establish the form and terms of the series of the 2015 Notes and the series of the 2035 Notes and for and in consideration of the premises and of the covenants contained in the Indenture and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE I

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

Section 101. Definitions. For all purposes of the Base Indenture and this Third Supplemental Indenture relating to the respective series of Notes created hereby, except as otherwise expressly provided or unless the context otherwise requires, the terms used in this Third Supplemental Indenture have the meanings assigned to them in this Article. Each capitalized term that is used in this Third Supplemental Indenture but not defined herein shall have the meaning specified in the Base Indenture.

"Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions or trust companies in New York City are authorized or required by law, regulation or executive order to close.

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Deale Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

"Depositary" means, with respect to the Notes issuable in whole or in part in global form, DTC and any nominee thereof, until a successor is appointed and becomes such pursuant to the applicable provisions of the Indenture, and thereafter "Depositary" shall mean or include such successor and any nominee thereof.

"DTC" means The Depository Trust Company.

"Global Note" means a Note issued in global form and deposited with or on behalf of the Depositary, substantially in the form of the Note attached hereto as Exhibit A-1 or Exhibit A-2.

"Interest Payment Date" has the meaning set forth in Section 204(a) of this Third Supplemental Indenture.

"Principal Amount at Maturity" of the Notes means the principal amount at maturity as set forth on the face of each respective Note.

"Purchase Agreement" means the Purchase Agreement, dated October 3, 2005, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Wachovia Capital Markets, LLC and Banc of America Securities LLC.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means (i) Merrill Lynch, Pierce, Fenner & Smith Incorporated and Banc of America Securities LLC (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

"Reference Treasury Dealer Quotations" means, with respect to such Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

"Regular Record Date" has the meaning set forth in Section 204(a) of this Third Supplemental Indenture.

"Stated Maturity" has the meaning set forth in Section 203 of this Third Supplemental Indenture.

"Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price of such redemption date.

Section 102. Section References. Each reference to a particular section set forth in this Third Supplemental Indenture shall, unless the context otherwise requires, refer to this Third

Supplemental Indenture. Each reference to a particular section of the Base Indenture shall refer to that particular section of the Base Indenture.

ARTICLE II

THE NOTES

Section 201. Title of the Notes. The Company hereby creates the 2015 Notes and the 2035 Notes, each as a separate series of its Securities issued pursuant to the Indenture. The 2015 Notes shall be designated as the "5.0% Notes due 2015," and the 2035 Notes shall be designated as the "5.5% Notes due 2035."

Section 202. Amount. The aggregate Principal Amount at Maturity of the 2015 Notes that may be authenticated and delivered under this Third Supplemental Indenture is limited to $500,000,000, and the aggregate Principal Amount at Maturity of the 2035 Notes that may be authenticated and delivered under this Third Supplemental Indenture is limited to $500,000,000.

Section 203. Stated Maturity. The Stated Maturity of the 2015 Notes shall be October 15, 2015, and the Stated Maturity of the 2035 Notes shall be October 15, 2035.

Section 204. Interest and Payment.

(a) The 2015 Notes shall bear interest at 5.0% per annum, and the 2035 Notes shall bear interest at 5.5% per annum beginning on the date of issuance until the Notes, respectively, are redeemed, paid or duly provided for. Interest shall be paid semi-annually in arrears on each April 15 and October 15 (each, an "Interest Payment Date"), commencing on April 15, 2006, to persons in whose names the Notes are registered at the close of the Business Day on the April 1 immediately preceding each April 15 or the October 1 immediately preceding each October 15 (each a "Regular Record Date").

(b) Payments of interest on the Notes shall include interest accrued to but excluding the respective Interest Payment Dates. Interest payments for the Notes shall be computed on the basis of a 360-day year composed of twelve 30-day months. Payments of principal and interest to owners of book-entry interests shall be made to holders of the Notes on the respective Regular Record Date in accordance with the procedures of DTC and its participants in effect from time to time. Settlement for the Notes shall be made in immediately available funds. All payments of principal and interest shall be made by the Company in immediately available funds except as set forth in the applicable Note.

Section 205. Optional Redemption.

(a) The 2015 Notes and/or the 2035 Notes, as the case may be, will be redeemable, in whole at any time or in part from time to time, at the Company's option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the 2015 Notes and/or the 2035 Notes to be redeemed; or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points with respect to the 2015 Notes, and 20 basis points with respect to the 2035 Notes,

plus, in each case, accrued interest thereon to but excluding the date of redemption. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on Interest Payment Dates falling on or prior to a redemption date will be payable on the Interest Payment Date to the registered holders as of the close of the Business Day on the relevant record date.

(b) Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date set forth in such notice to each registered holder of the 2015 Notes and/or the 2035 Notes, as the case may be, to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the applicable Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

Section 206. Forms; Denominations. The Notes shall be Registered Securities and shall be issued in denominations of $1,000 or any integral multiple thereof. The certificates for the Notes shall be in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2.

(a) Global Notes. (i) Notes shall be issued initially in the form of one or more Global Notes in definitive fully registered form without interest coupons, deposited on behalf of the subscribers for the Notes represented thereby with The Bank of New York, at its Corporate Trust Office, as custodian for the Depositary and registered in the name of DTC or a nominee thereof, duly executed by the Company and authenticated by the Trustee as provided in the Indenture. The aggregate Principal Amount at Maturity of the Global Notes may from time to time be increased or decreased by adjustments made on the records of the Trustee and the Depositary as hereinafter provided.

(ii) Book-Entry Provisions. The Company shall execute and the Trustee shall, in accordance with this Section 206(a)(ii) and Section 303 of the Base Indenture, authenticate and deliver initially one or more Global Notes that (a) shall be registered in the name of the Depositary, (b) shall be delivered by the Trustee to the Depositary or pursuant to the Depositary's instructions and (c) shall bear legends substantially to the following effect:

"UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY ("DTC") TO THE COMPANY OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH

OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN."

Section 207. Applicability of Reports by Company. For purposes of this Third Supplemental Indenture, to the extent information, documents or reports are required to be filed with the Commission and delivered to the Trustee or the Holders, the availability of such information, documents or reports on the Commission's Electronic Data Gathering Analysis and Retrieval ("EDGAR") system or the Company's website shall be deemed to have satisfied such delivery requirements to the Trustee or the Holders, as applicable.

Section 208. Applicability of Sinking Funds. The provisions of Article Twelve of the Base Indenture shall not apply to the 2015 Notes or the 2035 Notes.

Section 209. Applicability of Repayment of Securities at Option of Holders. The provisions of Article Thirteen of the Base Indenture shall not apply to the 2015 Notes or the 2035 Notes.

Section 210. Applicability of Conversion of Securities. The provisions of Article Fourteen of the Base Indenture shall not apply to the 2015 Notes or the 2035 Notes.

ARTICLE III

MISCELLANEOUS PROVISIONS

Section 301. Concerning the Indenture. Except as expressly amended hereby, the Base Indenture shall continue in full force and effect in accordance with the provisions thereof and the Base Indenture is in all respects hereby ratified and confirmed. This Third Supplemental Indenture and all its provisions shall be deemed a part of the Base Indenture in the manner and to the extent herein and therein provided.

Section 302. Severability. If any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 303. Trust Indenture Act. If any provision in this Third Supplemental Indenture limits, qualifies or conflicts with any other provision hereof or of the Base Indenture which provision is required to be included in the Base Indenture by any of the provisions of the Trust Indenture Act, such required provision shall control.

Section 304. Trustee. The recitals and statements herein are deemed to be those of the Company and not of the Trustee.

Section 305. Governing Law. This Third Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Section 306. Multiple Originals. This Third Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Third Supplemental Indenture to be duly executed.

LOWE'S COMPANIES, INC.

By: /s/ Benjamin S. Adams, Jr.
Name: Benjamin S. Adams, Jr.
Title: Assistant Treasurer

THE BANK OF NEW YORK, as Trustee

By: /s/ Van K. Brown
Name: Van K. Brown
Title: Vice President

EXHIBIT A-1

FORM OF GLOBAL NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO LOWE'S COMPANIES, INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

LOWE'S COMPANIES, INC.

5.0% Notes due October 15, 2015

GLOBAL SECURITY

No. [•] **CUSIP No. 548661 CH 8**

$500,000,000
Original Principal Amount

Lowe's Companies, Inc., a corporation duly organized and existing under the laws of the State of North Carolina (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or its registered assigns, the principal sum of $500,000,000 on October 15, 2015, at the office or agency of the Company referred to below, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts, and to pay interest thereon in like coin or currency from October 6, 2005, or from the most recent Interest Payment Date on which interest has been paid or duly provided for, semi-annually in arrears on April 15 and October 15 in each year, commencing April 15, 2006, at the rate of 5.0% per annum until the principal hereof is paid or made available for payment, and (to the extent lawful) to pay interest at the same rate per annum on any overdue principal and premium and on any overdue installments of interest until paid.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, as provided in the Amended and Restated Indenture, dated as of December 1, 1995 (the "Base Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), as supplemented by the Third Supplemental Indenture dated as of October 6, 2005, between the Company and the Trustee (the "Third Supplemental Indenture" and, together with the Base Indenture, the "Indenture") shall be paid to the Person in whose name this Note is registered at the close of business on the respective Regular Record Date for such interest, which shall be the April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Person in whose name this Note is registered on such Regular Record Date and may either be paid to the Person in whose name this Note is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed in accordance with Section 307 of the Base Indenture by the Trustee, notice whereof shall be given to the Person in whose name this Note is registered not less than ten days prior to such Special Record Date, or be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

This Note is a "book-entry" note and is being registered in the name of Cede & Co. as nominee of The Depository Trust Company ("DTC"), a clearing agency. Subject to the terms of the Indenture, this Note will be held by a clearing agency or its nominee, and beneficial interests will be held by beneficial owners through the book-entry facilities of such clearing agency or its nominee in minimum denominations of $1,000 and increments of $1,000 in excess thereof.

As long as this Note is registered in the name of DTC or its nominee, the Trustee will make payments of principal of and interest on this Note by wire transfer of immediately available funds to DTC or its nominee. Notwithstanding the above, the final payment on this Note will be made after due notice by the Trustee of the pendency of such payment and only upon presentation and surrender of this Note at its principal corporate trust office or such other office or agencies appointed by the Trustee for that purpose and such other locations provided in the Indenture.

Payments of principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payments of public and private debts; *provided*, *however*, that at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

This Note is one of a duly authorized series of notes of the Company, designated 5.0% Notes due October 15, 2015 (the "Notes"), limited in aggregate principal amount at any time outstanding to FIVE HUNDRED MILLION DOLLARS ($500,000,000) which may be issued under the Indenture. Reference is hereby made to the Indenture and all indentures supplemental thereto which are applicable to the Notes for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Notes do not have the benefit of any sinking fund obligations.

The Notes will be redeemable, in whole at any time or in part from time to time, at the Company's option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; or

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points,

plus, in each case, accrued interest thereon to but excluding the date of redemption. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on Interest Payment Dates falling on or prior to a redemption date will be payable on the Interest Payment Date to the registered holders as of the close of the Business Day on the relevant record date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each registered holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

If an Event of Default shall occur and be continuing, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company under this Note and (b) certain restrictive covenants and the related defaults and Events of Default applicable to the Company, in each case, upon compliance by the Company with certain conditions set forth in the Indenture, which provisions apply to this Note.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes under the Indenture at any time by the Company, the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer thereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and provisions of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, as herein prescribed.

As provided in the Indenture and subject to certain limitations on transfer of this Note by DTC or its nominee, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in the Borough of Manhattan, The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in the form attached hereto duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees.

The Notes are issuable only in registered form in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes of different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company, or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.

Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall furnish to any Holder of record of Notes, upon written request and without charge, a copy of the Indenture.

The Indenture and this Note each shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, LOWE'S COMPANIES, INC. has caused this Note to be signed by a duly elected or appointed, qualified and serving officer and attested by a duly elected or appointed, qualified and serving officer.

LOWE'S COMPANIES, INC.

By________________________________
Name:
Title:

Dated: October 6, 2005

Attest: ________________________
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE SECURITIES OF THE SERIES DESIGNATED THEREIN REFERRED TO IN THE WITHIN-MENTIONED INDENTURE.

THE BANK OF NEW YORK
as Trustee

By:________________________________
Authorized Officer

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - tenants in common
TEN ENT - tenants by the entireties
JT TEN - joint tenants with right of survivorship and not as tenants in common
CUST - Custodian
U/G/M/A or UNIF GIFT MIN ACT - Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

____

(Please print or typewrite name and address of assignee)

____

(Please insert Social Security or other identifying Number of Assignee)

the within Note of Lowe's Companies, Inc. and does hereby irrevocably constitute and appoint

____, Attorney, to transfer the said Note on the books of the within named Lowe's Companies, Inc., with full power of substitution in the premises.

Dated:________________________

____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Note in every particular without alteration or enlargement or any change whatever.

____

SIGNATURE GUARANTEED:
The signature must be guaranteed by a member of the Securities Transfer Agents Medallion Program.
Notarized or witnessed signatures are nor acceptable.

PAYMENT INSTRUCTIONS

The assignee should include the following for purposes of payment:

Payment shall be made, by wire transfer or otherwise, in immediately available funds, to ____________, for the account of __________________ , account number __________, or, if mailed by check, to ____________________. Applicable reports and statements required to be physically delivered under the terms of the Indenture should be mailed to ________________. This information is provided by ______________, the assignee named above, or _________________, as its agent.

EXHIBIT A-2

FORM OF GLOBAL NOTE

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO LOWE'S COMPANIES, INC. OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR TO SUCH OTHER ENTITY OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT HEREON IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL, INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

LOWE'S COMPANIES, INC.

5.5% Notes due October 15, 2035

GLOBAL SECURITY

No. [•] **CUSIP No. 548661 CJ 4**

$500,000,000
Original Principal Amount

Lowe's Companies, Inc., a corporation duly organized and existing under the laws of the State of North Carolina (herein called the "Company", which term includes any successor Person under the Indenture hereinafter referred to), for value received, hereby promises to pay to Cede & Co. or its registered assigns, the principal sum of $500,000,000 on October 15, 2035, at the office or agency of the Company referred to below, in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts, and to pay interest thereon in like coin or currency from October 6, 2005, or from the most recent Interest Payment Date on which interest has been paid or duly provided for, semi-annually in arrears on April 15 and October 15 in each year, commencing April 15, 2006, at the rate of 5.5% per annum until the principal hereof is paid or made available for payment, and (to the extent lawful) to pay interest at the same rate per annum on any overdue principal and premium and on any overdue installments of interest until paid.

The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, as provided in the Amended and Restated Indenture, dated as of December 1, 1995 (the "Base Indenture") between the Company and The Bank of New York, as trustee (the "Trustee"), as supplemented by the Third Supplemental Indenture dated as of October 6, 2005, between the Company and the Trustee (the "Third Supplemental Indenture" and, together with the Base Indenture, the "Indenture") shall be paid to the Person in whose name this Note is registered at the close of business on the respective Regular Record Date for such interest, which shall be the April 1 or October 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for will forthwith cease to be payable to the Person in whose name this Note is registered on such Regular Record Date and may either be paid to the Person in whose name this Note is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed in accordance with Section 307 of the Base Indenture by the Trustee, notice whereof shall be given to the Person in whose name this Note is registered not less than ten days prior to such Special Record Date, or be paid at any time in any other lawful manner, all as more fully provided in the Indenture.

This Note is a "book-entry" note and is being registered in the name of Cede & Co. as nominee of The Depository Trust Company ("DTC"), a clearing agency. Subject to the terms of the Indenture, this Note will be held by a clearing agency or its nominee, and beneficial interests will be held by beneficial owners through the book-entry facilities of such clearing agency or its nominee in minimum denominations of $1,000 and increments of $1,000 in excess thereof.

As long as this Note is registered in the name of DTC or its nominee, the Trustee will make payments of principal of and interest on this Note by wire transfer of immediately available funds to DTC or its nominee. Notwithstanding the above, the final payment on this Note will be made after due notice by the Trustee of the pendency of such payment and only upon presentation and surrender of this Note at its principal corporate trust office or such other office or agencies appointed by the Trustee for that purpose and such other locations provided in the Indenture.

Payments of principal of (and premium, if any) and interest on this Note will be made at the office or agency of the Company maintained for that purpose in the Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payments of public and private debts; *provided*, *however*, that at the option of the Company, payment of interest may be made by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register.

This Note is one of a duly authorized series of notes of the Company, designated 5.5% Notes due October 15, 2035 (the "Notes"), limited in aggregate principal amount at any time outstanding to FIVE HUNDRED MILLION DOLLARS ($500,000,000) which may be issued under the Indenture. Reference is hereby made to the Indenture and all indentures supplemental thereto which are applicable to the Notes for a statement of the respective rights, limitations of rights, duties, obligations and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and the terms upon which the Notes are, and are to be, authenticated and delivered. All terms used in this Note that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

The Notes do not have the benefit of any sinking fund obligations.

The Notes will be redeemable, in whole at any time or in part from time to time, at the Company's option at a redemption price equal to the greater of:

(iii) 100% of the principal amount of the Notes to be redeemed; or

(iv) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 20 basis points,

plus, in each case, accrued interest thereon to but excluding the date of redemption. Notwithstanding the foregoing, installments of interest on Notes that are due and payable on Interest Payment Dates falling on or prior to a redemption date will be payable on the Interest Payment Date to the registered holders as of the close of the Business Day on the relevant record date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each registered holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by the Trustee by a method the Trustee deems to be fair and appropriate.

If an Event of Default shall occur and be continuing, the principal of all the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Indenture contains provisions for defeasance at any time of (a) the entire indebtedness of the Company under this Note and (b) certain restrictive covenants and the related defaults and Events of Default applicable to the Company, in each case, upon compliance by the Company with certain conditions set forth in the Indenture, which provisions apply to this Note.

The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes under the Indenture at any time by the Company, the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Notes at the time Outstanding. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes at the time Outstanding, on behalf of the Holders of all Notes, to waive compliance by the Company with certain provisions of the Indenture and certain past Defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Note issued upon the registration of transfer thereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and provisions of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of (and premium, if any) and interest on this Note at the times, place and rate, and in the coin or currency, as herein prescribed.

As provided in the Indenture and subject to certain limitations on transfer of this Note by DTC or its nominee, the transfer of this Note is registrable in the Security Register, upon surrender of this Note for registration of transfer at the office or agency of the Company in the Borough of Manhattan, The City of New York, duly endorsed by, or accompanied by a written instrument of transfer in the form attached hereto duly executed by the Holder hereof or his attorney duly authorized in writing, and thereupon one or more new Notes, of authorized denominations and for the same aggregate principal amount, shall be issued to the designated transferee or transferees.

The Notes are issuable only in registered form in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations therein set forth, the Notes are exchangeable for a like aggregate principal amount of Notes of different authorized denomination, as requested by the Holder surrendering the same.

No service charge shall be made for any such registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company, or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and none of the Company, the Trustee or any such agent shall be affected by notice to the contrary.

Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.

The Company shall furnish to any Holder of record of Notes, upon written request and without charge, a copy of the Indenture.

The Indenture and this Note each shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law.

Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

IN WITNESS WHEREOF, LOWE'S COMPANIES, INC. has caused this Note to be signed by a duly elected or appointed, qualified and serving officer and attested by a duly elected or appointed, qualified and serving officer.

LOWE'S COMPANIES, INC.

By____________________________________
Name:
Title:

Dated: October 6, 2005

Attest: ____________________________
Name:
Title:

TRUSTEE'S CERTIFICATE OF AUTHENTICATION

THIS IS ONE OF THE SECURITIES OF THE SERIES DESIGNATED THEREIN REFERRED TO IN THE WITHIN-MENTIONED INDENTURE.

THE BANK OF NEW YORK
as Trustee

By:____________________________________
Authorized Officer

ABBREVIATIONS

The following abbreviations, when used in the inscription on the face of this Note, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM - tenants in common
TEN ENT - tenants by the entireties
JT TEN - joint tenants with right of survivorship and not as tenants in common
CUST - Custodian
U/G/M/A or UNIF GIFT MIN ACT - Uniform Gifts to Minors Act

Additional abbreviations may also be used though not in the above list.

FORM OF TRANSFER

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

____

____

(Please print or typewrite name and address of assignee)

____

(Please insert Social Security or other identifying Number of Assignee)

the within Note of Lowe's Companies, Inc. and does hereby irrevocably constitute and appoint

____, Attorney, to transfer the said Note on the books of the within named Lowe's Companies, Inc., with full power of substitution in the premises.

Dated:________________________

____

NOTICE: The signature to this assignment must correspond with the name as written upon the face of this Note in every particular without alteration or enlargement or any change whatever.

____

SIGNATURE GUARANTEED:
The signature must be guaranteed by a member of the Securities Transfer Agents Medallion Program.
Notarized or witnessed signatures are nor acceptable.

PAYMENT INSTRUCTIONS

The assignee should include the following for purposes of payment:

Payment shall be made, by wire transfer or otherwise, in immediately available funds, to ____________, for the account of ________________, account number __________, or, if mailed by check, to ___________________. Applicable reports and statements required to be physically delivered under the terms of the Indenture should be mailed to _______________. This information is provided by _____________, the assignee named above, or ________________, as its agent.

Exhibit 13

-Table of Contents-

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended February 2, 2007 (our fiscal years 2006, 2005 and 2004). Fiscal years 2006 and 2004 contain 52 weeks of operating results compared to fiscal year 2005 which contains 53 weeks. Unless otherwise noted, all references herein for the years 2006, 2005 and 2004 represent the fiscal years ended February 2, 2007, February 3, 2006, and January 28, 2005, respectively. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

EXECUTIVE OVERVIEW

External Factors Impacting Our Business

The home improvement market is large and fragmented. While we are the world's second-largest home improvement retailer, we have captured a relatively small portion of the overall home improvement market. We estimate the size of the U.S. home improvement market to be approximately $725 billion annually, comprised of $560 billion of product demand and $165 billion of installed labor opportunity. This data captures a wide range of categories relevant to our business, including major appliances and garden supplies. We believe the current home improvement market provides ample opportunity to support our growth plans.

Net sales totaled $46.9 billion in 2006, an increase of 8.5% versus the prior year. This increase was driven by our store expansion program. The additional week in 2005 resulted in approximately $750 million in additional net sales in 2005. Excluding the additional week, net sales would have increased approximately 10% in 2006. However, comparable store sales were flat in 2006. The effects of a slowing housing market, difficult comparisons to 2005's hurricane recovery and rebuilding efforts, and significant deflation in lumber and plywood retail prices contributed to lower than expected sales.

At the beginning of 2006, many markets including areas of the Northeast, southern Florida and the west coast demonstrated signs of slowing housing-related demand. That evidence led us to estimate housing turnover would decline in 2006 as these once-hot markets cooled. What was more difficult to anticipate was the decline in home improvement demand that we experienced in many unaffected markets where housing dynamics remained solid, but consumers chose to delay home improvement projects due to well-publicized reports of a slowing housing market and declining home values. As the year progressed, housing turnover slowed more quickly and deeply than we had originally anticipated. That rapid decline also pressured home prices as speculative demand waned, housing supply grew and home buyers, as well as home improvement consumers, became cautious about spending. We continue to closely monitor the drivers of demand and the mindset of the home improvement consumer as we enter 2007.

Despite the housing-related pressures on the consumer, the job market remains solid and personal disposable income continues to rise. In addition, the difficult sales comparisons due to 2005's hurricanes and last year's commodity deflation are expected to ease in 2007. While we are not expecting a rapid recovery, the most recent housing data shows encouraging signs of a stabilization of housing supply and a bottoming in total housing turnover. Based on all these external factors, combined with our internal initiatives to drive sales, we believe the quarterly trend of declining comparable store sales performance has bottomed, and we expect to see gradual improvement in comparable store sales throughout 2007.

Managing for the Long-Term

We continue to manage our business for the long-term. Our vision is to provide customer-valued solutions with the best prices, products and services to make Lowe's the first choice for home improvement. In today's environment, it is important that we remain focused on customers. This focus on customers drives our operational, merchandising, marketing and distribution initiatives to both capture market share and improve operating efficiency.

Capturing Market Share

Investing in Existing Stores

We continue to gain unit market share by improving the shopping experience in our stores, and by adding innovative products and services that provide value to customers. In addition, we have opportunities to capture additional unit market share in each of our 20 product categories by ensuring that we meet the needs of home improvement customers better than our competitors.

We have consistently invested in our business, and we will continue to do so to ensure our stores remain clean, easy to shop and appropriately staffed in order to maintain our customer franchise and grow unit market share. In 2006, we remerchandised 150 of our earlier-format stores to make them more closely resemble our current store prototypes, with minimal disruption to our customers. These remerchandising efforts focused on moving entire departments, improving adjacencies, and enhancing the shopability within the appliances, cabinets & countertops, flooring, fashion plumbing, paint, walls / windows, lighting, home organization, lumber and building materials departments. In addition, we replaced or refurbished all of our selling centers, including the returns and customer service areas of these stores. All new interior graphics, signage, and way-finding materials were also added to increase shopability and brighten the atmosphere. Finally, we installed self-check-out in all 150 of our remerchandised stores. In 2007, we expect to complete the remerchandising process in over 100 additional stores. We continuously make these investments to maintain our best-in-class stores and offer customers the shopping experience and environment they expect. As a result, despite the external pressures we faced in 2006, we gained 110 basis points of unit market share among all 20 of our product categories, according to independent measures, a clear indication that more customers are choosing Lowe's for their home improvement needs.

Specialty Sales

We recognize the opportunity that our Specialty Sales initiatives represent and the importance of these businesses to our long-term growth. Our Specialty Sales initiatives include three major categories: Installed Sales, Special Order Sales and Commercial Business Customer sales, internally referred to as the "Big 3." In addition, our effort to utilize e-Commerce to drive sales and conveniently provide product information to customers is managed by our Specialty Sales group. Our Big 3 Specialty Sales initiatives had mixed results in 2006. A hesitation to take on large projects by some consumers had an impact on our Installed Sales and Special Order Sales in the second half of 2006. Installed Sales increased by slightly more than the Company average, while Special Order Sales increased less than the Company average. However, sales growth for Commercial Business Customers was nearly double the Company average.

We also continue to refine our offerings, including an ongoing test of an in-home selling model for certain Installed Sales categories, new Special Order electronic selling tools, and many enhancements to Lowes.com, to continue growth in these areas for 2007.

New Store Expansion

We have considerable growth opportunities and see the potential for over 2,000 stores in North America with our current prototypes. In 2006, we opened 155 stores (151 new and four relocated) in markets around the country, bringing our total to 1,385 stores in 49 states. We plan to open another 150 to 160 stores in 2007, including our first stores in Toronto, Canada in the second half of 2007. We also announced our intention to enter Mexico with plans for three to five stores in Monterrey in 2009.

Improving Operating Efficiency

Store Productivity

We are focused on improving store productivity and operational efficiency. The more productive our employees are on tasks, the more time they have to assist customers. The basics of sustaining productivity include assessing the value of tasks performed, accurate planning of sales and hours, ensuring our employees are scheduled when customers are shopping, and monitoring key labor metrics. We will also continue to ensure that our employee base includes tenured and talented people at all levels of the organization to fuel growth and maintain our commitment to service.

We are also working to further enhance our sales culture by continuously providing training for our team and improving our service. Customers tell us that they want knowledgeable sales people, so we will continue to focus on expanding our employees' product knowledge.

Merchandising

One way we seek to increase sales is by effectively using displays, signage, adjacencies and product packaging as tools to enhance the shopping experience. When customers can easily identify features and benefits, compare product choices and shop for related purchases nearby, they purchase more. When packaging is consistent and informative, when allocated space has enough holding power to satisfy demand and when store employees keep the displays stocked and shopable, our customers' experience is enhanced. When signage is clear, concise and gives customers information they need to make a buying decision, they will also purchase more. This is the operationally efficient merchandising approach that continues to drive sales in our stores.

Distribution Network

Our distribution network supports new store expansion and improves operating efficiency. To improve the service and efficiency of this network, our largest initiative over the past couple of years was Rapid Response Replenishment (R3), which encompassed numerous supply chain enhancements that would allow us to more effectively and efficiently move product to our stores in changing demand environments. That platform is firmly in place and is now our standard operating model. Many years of investment in and refinement of our logistics and distribution organization have made it one of our key competitive advantages. The organization is focused on improving service to our stores, increasing efficiency and improving inventory productivity. On average in 2006, nearly 70% of the stock merchandise we purchased was shipped through our distribution network, while the remaining portion was shipped directly to stores from vendors. In the fourth quarter of 2006, we reached nearly 75%. As evidence of the effectiveness gained from our distribution network, both comparable store and distribution center inventories were down slightly versus the prior year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion and analysis of our financial condition and results of operations are based on the consolidated financial statements and notes to consolidated financial statements presented in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

Merchandise Inventory

Description
We record an inventory reserve for the loss associated with selling inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience. During 2006, our reserve decreased $38 million to $66 million as of February 2, 2007, as a result of better sell-through of obsolete or slow moving inventory. We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. During 2006, the inventory shrinkage reserve increased $16 million to $129 million as of February 2, 2007.

Judgments and uncertainties involved in the estimate
We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. Likewise, changes in the estimated shrink reserve may be necessary, based on the results of physical inventories.

Effect if actual results differ from assumptions
Although we believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves, it is possible that actual results could differ from recorded reserves. A 10% change in our obsolete inventory reserve would have affected net earnings by approximately $4 million for 2006. A 10% change in our estimated shrinkage reserve would have affected net earnings by approximately $8 million for 2006.

Vendor Funds

Description
We receive funds from vendors in the normal course of business, principally as a result of purchase volumes, sales, early payments, or promotions of vendors' products.

Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the vendor funds that we receive do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, we treat the majority of these funds as a reduction in the cost of inventory as the amounts are earned and recognize these funds as a reduction of cost of sales when the inventory is sold.

Judgments and uncertainties involved in the estimate
Based on the provisions of the vendor agreements in place, we develop vendor fund accrual rates by estimating the point at which we will have completed our performance under the agreement and the amounts will be earned. During the year, due to the complexity and diversity of the individual vendor agreements, we perform analyses and review historical trends to ensure the amounts earned are appropriately recorded. As a part of these analyses, we validate our accrual rates based on actual purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Effect if actual results differ from assumptions
If actual results are not consistent with the assumptions and estimates used, we could be exposed to additional adjustments that could positively or negatively impact gross margin and inventory. However, substantially all receivables associated with these activities are collected within the following fiscal year and therefore do not require subjective long-term estimates. Adjustments to gross margin and inventory in the following fiscal year have historically not been material.

Self-Insurance

Description
We are self-insured for certain losses relating to workers' compensation, automobile, property, general and product liability, and certain medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for self-insured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. During 2006, our self-insurance liability increased $79 million to $650 million as of February 2, 2007 as a result of an increase in the number of stores and employees.

Judgments and uncertainties involved in the estimate
These estimates are subject to changes in the utilized discount rate, payroll, sales and vehicle units, as well as the frequency and severity of claims.

Effect if actual results differ from assumptions
Although we believe that we have the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. A 10% change in our self-insurance liability would have affected net earnings by approximately $40 million for 2006. A 1% change in our discount rate would have affected net earnings by approximately $9 million for 2006.

Revenue Recognition

Description
See Note 1 to the consolidated financial statements for a complete discussion of our revenue recognition policies. The following accounting estimates relating to revenue recognition require management to make assumptions and apply judgment regarding the effects of future events that cannot be determined with certainty.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. We recognize income from unredeemed stored value cards at the point at which redemption becomes remote. Our stored value cards have no expiration. Therefore, to determine when redemption is remote, we analyze an aging of the unredeemed cards, based on the date of last stored value card use. The deferred revenue associated with outstanding stored value cards increased $74 million to $367 million as of February 2, 2007.

We sell separately-priced extended warranty contracts under a Lowe's-branded program for which the Company is ultimately self-insured. We recognize revenues from extended warranty sales on a straight-line basis over the respective contract term due to a lack of sufficient historical evidence indicating that costs of performing services under the contracts are incurred on an other than straight-line basis as a result of the program being in its beginning stages. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. We consistently group and evaluate extended warranty contracts based on the characteristics of the underlying products and the coverage provided in order to monitor for expected losses. A loss would be recognized if the expected costs of performing services under the contracts exceeded the amount of unamortized acquisition costs and related deferred revenue associated with the contracts. Deferred revenues associated with the extended warranty contracts increased $109 million to $315 million as of February 2, 2007. The liability associated with unpaid extended warranty claims incurred was insignificant as of February 2, 2007 and February 3, 2006.

We record a reserve for anticipated merchandise returns through a reduction of sales and costs of sales in the period that the related sales are recorded. We use historical return levels to estimate return rates, which are applied to sales during the estimated average return period.

Judgments and uncertainties involved in the estimate
There is judgment inherent in our evaluation of when the redemption of stored value cards becomes remote, and therefore, when the related income is recognized.

For extended warranties, there is judgment inherent in our evaluation of expected losses as a result of our methodology for grouping and evaluating extended warranty contracts and from the actuarial determination of the estimated cost of the contracts. There is also judgment inherent in our determination of the recognition pattern of costs of performing services under these contracts.

There is judgment applied in our estimate of historical return levels and in the determination of the average return period.

Effect if actual results differ from assumptions
We do not anticipate that there will be a material change in the future estimates or assumptions we use to recognize income related to unredeemed stored value cards. However, if actual results are not consistent with our estimates or assumptions, we may incur additional income or expense. A 10% change in the estimate of unredeemed stored value cards for which redemption is considered remote would have affected net earnings by approximately $2 million in 2006.

We currently do not anticipate incurring any losses on our extended warranty contracts. Although we believe that we have the ability to adequately monitor and estimate expected losses under the extended warranty contracts, it is possible that actual results could differ from our estimates. In addition, if future evidence indicates that the costs of performing services under these contracts are incurred on other than a straight-line basis, the timing of revenue recognition under these contracts could change. A 10% change in the amount of revenue recognized in 2006 under these contracts would have affected net earnings by approximately $2 million.

Although we believe we have sufficient current and historical knowledge to record reasonable estimates of sales returns, it is possible that actual returns could differ from recorded amounts. A 1% change in actual returns would have affected net earnings for 2006 by approximately $3 million. A 1% change in the average return period would not have had a significant impact on net earnings for 2006.

OPERATIONS

The following table sets forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

	2006	2005	Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1] 2006 vs. 2005	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year [1] 2006 vs. 2005
Net sales	**100.00 %**	**100.00 %**	N/A	**9**
Gross margin	**34.52**	**34.20**	**32**	**10**
Expenses:				
Selling, general and administrative	20.75	20.84	(9)	8
Store opening costs	0.31	0.33	(2)	3
Depreciation	2.48	2.27	21	19
Interest - net	0.33	0.37	(4)	(3)
Total expenses	**23.87**	**23.81**	**6**	**9**
Pre-tax earnings	**10.65**	**10.39**	**26**	**11**
Income tax provision	4.03	4.00	3	9
Net earnings	**6.62 %**	**6.39 %**	**23**	**12**

	2005	2004	Basis Point Increase / (Decrease) in Percentage of Net Sales from Prior Year [1] 2005 vs. 2004	Percentage Increase / (Decrease) in Dollar Amounts from Prior Year [1] 2005 vs. 2004
Net sales	**100.00 %**	**100.00 %**	N/A	**19**
Gross margin	**34.20**	**33.56**	**64**	**21**
Expenses:				
Selling, general and administrative	20.84	20.74	10	19
Store opening costs	0.33	0.34	(1)	15
Depreciation	2.27	2.35	(8)	14
Interest - net	0.37	0.48	(11)	(10)
Total expenses	**23.81**	**23.91**	**(10)**	**18**
Pre-tax earnings	**10.39**	**9.65**	**74**	**28**
Income tax provision	4.00	3.71	29	28
Net earnings	**6.39 %**	**5.94 %**	**45**	**28**

Other Metrics	**2006**	**2005**	**2004**
Comparable store sales increases [2]	0.0%	6.1%	6.6%
Customer transactions (in millions) [1]	680	639	575
Average ticket [1,3]	$68.98	$67.67	$63.43
At end of year:			
Number of stores	1,385	1,234	1,087
Sales floor square feet (in millions)	157	140	124
Average store size selling square feet (in thousands)	113	113	114
Return on beginning assets [1,4]	12.6%	13.1%	11.6%
Return on beginning shareholders' equity [1,5]	21.7%	24.0%	21.3%

[1] *The fiscal years ended February 2, 2007 and January 28, 2005 had 52 weeks. The fiscal year ended February 3, 2006 had 53 weeks.*
[2] *We define a comparable store as a store that has been open longer than 13 months. A store that is identified for relocation is no longer considered comparable one month prior to its relocation. The relocated store must then remain open longer than 13 months to be considered comparable. The comparable store sales increase for 2006 included in the preceding table was calculated using sales for a comparable 52-week period, while the comparable store sales increase for 2005 was calculated using sales for a comparable 53-week period.*
[3] *We define average ticket as net sales divided by number of customer transactions.*
[4] *Return on beginning assets is defined as net earnings divided by beginning total assets.*
[5] *Return on beginning shareholders' equity is defined as net earnings divided by beginning shareholders' equity.*

Fiscal 2006 Compared to Fiscal 2005

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 52-week periods.

Net sales – Our continued focus on executing the fundamentals and providing customer-valued solutions together with our store expansion program drove sales of $46.9 billion in 2006. We opened 155 stores in 2006, including four relocations, and ended the year with 1,385 stores in 49 states. The additional week in 2005 resulted in approximately $750 million in additional net sales in 2005. Excluding the additional week, net sales would have increased approximately 10% in 2006.

Comparable store sales were flat in 2006 versus a comparable store sales increase of 6.1% in 2005. Average ticket for comparable stores increased slightly versus the prior year, but comparable store customer transactions declined slightly.

Although nine of our 21 regions had comparable store sales increases for 2006, sales in many areas of the country were pressured by the slowdown in the housing market. Markets in the Northeast, Florida and California were most exposed to the slowdown in housing in 2006. Sales trends in those areas clearly indicated a cautious home improvement consumer. Also, areas of the Gulf Coast and Florida, which experienced increased demand in 2005 related to rebuilding from the hurricanes, experienced comparable store sales declines in the second half of 2006. We expect the difficult sales comparisons to ease in the second half of 2007 as we pass the second anniversary of Hurricanes Katrina, Rita and Wilma.

Reflective of the difficult sales environment, only 11 of our 20 product categories experienced comparable store sales increases in 2006. The categories that performed above our average comparable store sales change included rough plumbing, building materials, rough electrical, home environment, paint, fashion plumbing, flooring, nursery, seasonal living, and lawn & landscape products. In addition, hardware performed at approximately our average comparable store sales change in 2006. Despite the difficult sales environment, we were able to gain unit market share in all of our 20 product categories versus the prior calendar year, according to third-party estimates.

Outdoor power equipment and lumber experienced the greatest comparable store sales declines in 2006. Comparable store generator sales were down 34% for the year, compared to strong sales driven by the 2005 hurricanes. Additionally, a warmer than normal winter led to comparable store sales declines for snow throwers. However, despite the difficult sales environment, we experienced a 2% unit market share gain in outdoor power equipment in calendar year 2006. Lumber and plywood experienced more than 15% cost deflation and similar retail price deflation in 2006.

Our Big 3 Specialty Sales initiatives had mixed results in 2006. A hesitation to take on large projects by some consumers had an impact on our Installed Sales and Special Order Sales in the second half of 2006. Installed Sales increased 9% over 2005. Our Installed Sales consist of both stock and special order product for which we arrange installation for our customers. Special Order Sales increased 5% over 2005. In contrast, sales growth for Commercial Business Customers was nearly double the Company average.

Gross margin - For 2006, gross margin of 34.52% represented a 32-basis-point increase over 2005. This increase as a percentage of sales was primarily due to positive product mix shifts and a greater proportion of imported goods, which typically have lower acquisition costs. For 2006, we imported approximately 11% of our goods compared to approximately 9.5% in the prior year. These items were slightly offset by higher inventory shrink as a percentage of sales.

SG&A - The decrease in SG&A as a percentage of sales from 2005 to 2006 was primarily due to lower expenses related to bonus and retirement plans. Our performance-based bonus and retirement expenses fluctuate with our sales and earnings performance relative to plan, and decreased approximately $200 million or 50 basis points in 2006. In addition, insurance expense leveraged 12 basis points in 2006, a result of our ongoing safety initiatives and the benefits of regulatory changes in certain states, which contributed to actuarial projections of lower costs to settle claims. These items were partially offset by de-leverage in store payroll. As sales slowed throughout the year, our stores adjusted their hours accordingly. However, because of our base staffing requirements and customer service standards, we chose not to reduce payroll at the same rate as sales.

Store opening costs - Store opening costs, which include payroll and supply costs incurred prior to store opening as well as grand opening advertising costs, totaled $146 million in 2006 compared to $142 million in 2005. These costs are associated with the opening of 155 stores in 2006 (151 new and four relocated), as compared with the opening of 150 stores in 2005 (147 new and three relocated). Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2006 and 2005. Because store opening costs are expensed as incurred, the timing of expense recognition fluctuates based on the timing of store openings.

Depreciation - Depreciation de-leveraged 21 basis points as a percentage of sales in 2006. This de-leverage was driven by growth in assets and the softer sales environment. At February 2, 2007, we owned 86% of our stores, compared to 84% at February 3, 2006, which includes stores on leased land. Property, less accumulated depreciation, increased to $19.0 billion at February 2, 2007, compared to $16.4 billion at February 3, 2006. The increase in property resulted primarily from our store expansion program as well as our remerchandising efforts.

Interest - Net interest expense is comprised of the following:

(In millions)	2006	2005
Interest expense, net of amount capitalized	$200	$186
Amortization of original issue discount and loan costs	6	17
Interest income	(52)	(45)
Net interest expense	**$154**	**$158**

Interest expense increased primarily due to the October 2006 $1 billion debt issuance, partially offset by lower interest expense on convertible debt due to conversions during 2006. Interest expense relating to capital leases was $34 million for 2006 and $39 million for 2005. Amortization of loan costs decreased in 2006 versus the prior year as a result of increased debt conversions.

Income tax provision - Our effective income tax rate was 37.9% in 2006 versus 38.5% in 2005. The decrease in the effective tax rate was the result of increased federal tax credits associated with Welfare to Work and Work Opportunity Tax Credit programs and increased state tax credits related to our investments in employees and property.

Fiscal 2005 Compared to Fiscal 2004

For the purpose of the following discussion, comparable store sales, comparable store average ticket and comparable store customer transactions are based on comparable 53-week periods.

Net sales - Comparable store sales, our ongoing store expansion and relocation program and continued growth in our Specialty Sales initiatives were key drivers of our sales increase in 2005. We opened 150 stores in 2005, including three relocations, and ended the year with stores in 49 states, including our first stores in New Hampshire. The additional week in 2005 resulted in approximately $750 million in sales and impacted 2005 sales growth by about 2.1%.

The comparable store sales increase of 6.1% in 2005 was on top of comparable store sales increases of 6.6% in 2004 and 6.7% in 2003. The comparable store sales increase in 2005 was driven by increases in both average ticket and transactions. Average ticket for comparable stores increased 6.1% and comparable store customer transactions increased slightly.

We experienced comparable store sales increases in every product category for 2005. The categories that performed above our average comparable store sales increase for 2005 included millwork, rough plumbing, building materials, rough electrical, outdoor power equipment, appliances, home environment, paint, flooring and cabinets & countertops. In addition, hardware and fashion plumbing performed at approximately the average comparable store sales increase. Inflation in lumber and building materials favorably impacted comparable store sales for 2005 by approximately 50 basis points, driven by gypsum, roofing and cement products. We also continued to gain market share in key product categories previously dominated by other channels, including appliances, outdoor power equipment and cabinets & countertops.

The appliance category delivered a double-digit comparable store sales increase for 2005. According to independent measures, we increased our unit market share in major appliances by 130 basis points for calendar year 2005 versus calendar year 2004. Our success in appliances is a function of our brand selection and knowledgeable sales specialists. The introduction of Samsung digital appliances in 2005 was evidence of our commitment to enhance our brand selection and competitive offering.

We experienced a double-digit comparable store sales increase for 2005 in cabinets & countertops, which was driven by emphasis on our product offering, as well as a focus on our Installed Sales initiative, which plays a key role in driving cabinets & countertops sales.

Outdoor power equipment delivered a high single-digit comparable store sales increase for the year. According to independent measures, we increased our outdoor power equipment unit market share by 190 basis points for calendar year 2005 versus calendar year 2004.

We also experienced comparable store sales increases in 18 of the 21 geographic regions. We continued to experience strong sales in Florida and the Gulf Coast regions as customers repaired the damage caused by the hurricanes in 2005 and 2004. We experienced comparable store sales decreases in two Northeastern regions that had a slow, weather-affected start in the first quarter and never fully recovered. In addition, certain areas of our North Central division suffered from headline-making layoffs and plant closings, which contributed to these decreases in comparable store sales.

The growth in our Big 3 Specialty Sales initiatives also drove our sales increase in 2005. Our focus on execution under our Installed Sales model led to a 31% increase in Installed Sales over 2004. Our growth in 2005 was driven by sales in cabinets & countertops, flooring and millwork. Special Order Sales increased 25% over 2004. Finally, we experienced significant sales growth from Commercial Business Customers. Strengthening customer relationships, supported by targeted marketing and market-specific merchandising assortments, continued to drive this part of our business.

Gross margin - For 2005, gross margin of 34.20% represented a 64-basis-point increase over 2004. Approximately 40 basis points of the increase in gross margin as a percentage of sales for 2005 was due to the impact of the implementation of EITF 02-16 as it related to cooperative advertising and in-store services, which reduced gross margin in 2004 as these funds were capitalized into inventory and recognized in income when the product was sold. The increase in 2005 gross margin was also driven by growth in imported goods, improvements in inventory shrink and a positive sales mix.

SG&A - The increase in SG&A expenses as a percentage of sales from 2004 to 2005 was primarily due to increased 401(k) performance match contributions as a percentage of sales resulting from our increased profitability in 2005. In addition, there were increases as a percentage of sales in store remerchandising expense, which resulted from our continued investment in existing stores, and rent expense, as we continue to expand into metropolitan markets. These increases were partially offset by a decrease in vendor-provided store-service costs as a percentage of sales. Our ongoing evaluation of in-store vendor service expense allowed us to appropriately adjust the level of vendor service in our stores, which led to the decrease as a percentage of sales. In addition, although there was an increase in advertising expense compared to 2004, we were able to enhance messaging and refine our marketing mix to make our advertising programs more productive, thereby resulting in the leverage of advertising expense as a percentage of sales in 2005.

Store opening costs - Store opening costs totaled $142 million in 2005 compared to $123 million in 2004. These costs are associated with the opening of 150 stores in 2005 (147 new and three relocated), as compared with the opening of 140 stores in 2004 (136 new and four relocated). Store opening costs for stores opened during the year averaged approximately $0.9 million per store in 2005 and 2004. Because store opening costs are expensed as incurred, the timing of expense recognition may fluctuate based on the timing of store openings.

Depreciation - Depreciation leveraged eight basis points as a percentage of sales in 2005. At February 3, 2006, we owned 84% of our stores, compared to 81% at January 28, 2005, which includes stores on leased land. Property, less accumulated depreciation, increased to $16.4 billion at February 3, 2006, compared to $13.9 billion at January 28, 2005. The increase in property resulted primarily from our store expansion program and an additional investment in information technology.

Interest - Net interest expense was comprised of the following:

(In millions)	**2005**	**2004**
Interest expense, net of amount capitalized	$186	$172
Amortization of original issue discount and loan costs	17	20
Interest income	(45)	(16)
Net interest expense	**$158**	**$176**

Interest expense increased primarily due to the October 2005 $1 billion debt issuance, partially offset by lower interest expense on convertible debt due to conversions during 2005. Interest expense relating to capital leases was $39 million for 2005 and $38 million for 2004. Interest income increased primarily due to the investment of a portion of the proceeds from the October 2005 $1 billion debt issuance.

Income tax provision - Our effective income tax rate was 38.5% in 2005 and 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We believe in our potential for long-term growth and profitability, and while we are focused on growing sales and earnings, we are also focused on cash flow. By making working capital improvements, we expect cash flow from operations to grow faster than earnings. Our long-term goal is to grow inventory at 75% of sales growth. Our largest initiative over the past couple of years was R3, which encompassed numerous supply chain enhancements that would allow us to more effectively and efficiently move product to our stores in changing demand environments. That platform is firmly in place and is now our standard operating model. In 2006, sales increased 8.5%, while inventory growth was 7.7%. The increase in our inventory balance from 2005 to 2006 was the result of new or non-comparable stores. Both comparable stores and distribution center inventories were down slightly versus the prior year. In addition, we are focused on improving working capital through increased days payable outstanding.

Cash Flows

The following table summarizes the components of the consolidated statements of cash flows. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

(In millions)	2006	2005	2004
Net cash provided by operating activities	$ 4,502	$ 3,842	$ 3,073
Net cash used in investing activities	(3,715)	(3,674)	(2,362)
Net cash used in financing activities	(846)	(275)	(1,047)
Net decrease in cash and cash equivalents	(59)	(107)	(336)
Cash and cash equivalents, beginning of year	423	530	866
Cash and cash equivalents, end of year	$ 364	$ 423	$ 530

Cash flows from operating activities provide a significant source of our liquidity. The increase in cash provided by operating activities in 2006 compared to 2005 resulted primarily from increased net earnings and increased days payable outstanding, partially offset by the timing of tax payments and a decline in deferred revenue associated with Specialty Sales. The increase in cash provided by operating activities in 2005 compared to 2004 resulted primarily from increased net earnings as well as a lower investment in inventory compared to 2004. Working capital at February 2, 2007, was $1.8 billion compared to $2.0 billion at February 3, 2006. The decrease in working capital was due primarily to increased days payable outstanding.

The primary component of net cash used in investing activities continues to be opening new stores, investing in existing stores through resets and remerchandising, and investing in our distribution center and information technology infrastructure. Cash acquisitions of fixed assets were $3.9 billion for 2006, $3.4 billion in 2005 and $2.9 billion in 2004. The February 2, 2007, retail selling space of 157 million square feet represented a 12% increase over February 3, 2006. The February 3, 2006, retail selling space of 140 million square feet represented a 13% increase over January 28, 2005.

The increase in cash used in financing activities in 2006 compared to 2005 resulted primarily from greater repurchases of common stock under our share repurchase program. The decrease in cash used in financing activities in 2005 compared to 2004 resulted primarily from the proceeds from the October 2005 issuance of $1 billion in senior notes and fewer share repurchases, offset by greater scheduled debt repayments. The ratio of debt to equity plus debt was 22.0% and 19.8% as of the years ended 2006 and 2005, respectively.

Sources of Liquidity

In addition to our cash flows from operations, we have a $1 billion senior credit facility that expires in July 2009 that also provides a source of liquidity. The facility is available to support our commercial paper program and for direct borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the facility. We were in compliance with those covenants at February 2, 2007 and February 3, 2006. Fifteen banking institutions are participating in the $1 billion senior credit facility. As of February 2, 2007, we had $23 million outstanding under the senior credit facility, but no outstanding borrowings under our commercial paper program. The interest rate on the short-term borrowings was 5.4%. As of February 3, 2006, there were no outstanding borrowings under the senior credit facility or under our commercial paper program.

Five banks have extended lines of credit aggregating $486 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $346 million as of February 2, 2007, and $316 million as of February 3, 2006.

Cash Requirements

Our 2007 capital budget is $4.6 billion, inclusive of approximately $300 million of lease commitments, resulting in a net cash outflow of $4.3 billion in 2007. Approximately 81% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2007 consist of 150 to 160 stores, including 4 relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 11%. All of the 2007 projects will be owned, which includes approximately 32% that will be ground-leased properties.

On February 2, 2007, we owned and operated 11 regional distribution centers (RDCs). We expect to open additional RDCs in Rockford, Illinois, and Lebanon, Oregon, in 2007, and are planning for an additional RDC in 2008. On February 2, 2007, we also operated 13 flatbed distribution centers for the handling of lumber, building materials and other long-length items. We owned 12 of these flatbed distribution centers, and we leased one flatbed distribution center. We expect to open two additional flatbed distribution centers in 2007.

In October 2006, we issued an additional $1 billion of unsecured senior notes, comprised of two tranches: $550 million of 5.4% senior notes maturing in October 2016 and $450 million of 5.8% senior notes maturing in October 2036. Interest on the senior notes is payable semiannually in arrears in April and October of each year until maturity, beginning in April 2007.

From their issuance through the end of 2006, principal amounts of $967 million, or approximately 96% of our February 2001 convertible notes, had converted from debt to equity. In 2006, $118 million in principal amounts converted.

Holders of the senior convertible notes, issued in October 2001, may convert their notes into 34.424 shares of the company's common stock only if: the sale price of the company's common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. There is no indication that we will not be able to maintain the minimum investment grade rating. From their issuance through the end of 2006, an insignificant amount of the senior convertible notes had converted from debt to equity. During the fourth quarter of 2006, our closing share prices reached the specified threshold such that the senior convertible notes are convertible at the option of each holder into shares of common stock in the first quarter of 2007. Cash interest payments on the senior convertible notes ceased in October 2006. We may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

Our debt ratings at February 2, 2007, were as follows:

Current Debt Ratings	S&P	Moody's	Fitch
Commercial Paper	A1	P1	F1+
Senior Debt	A+	A1	A+
Outlook	**Stable**	**Stable**	**Stable**

We believe that net cash provided by operating activities and financing activities will be adequate for our expansion plans and other operating requirements over the next 12 months. However, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price.

Our quarterly cash dividend was increased in 2006 to $.05 per share.

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. In January and August 2006, the Board of Directors authorized up to an additional $1 billion and $2 billion in share repurchases through 2007 and 2008, respectively. This program is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2006, the Company repurchased 56.8 million shares at a total cost of $1.7 billion. As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.

OFF-BALANCE SHEET ARRANGEMENTS

Other than in connection with executing operating leases, we do not have any off-balance sheet financing that has, or is reasonably likely to have, a material, current or future effect on our financial condition, cash flows, results of operations, liquidity, capital expenditures or capital resources.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table summarizes our significant contractual obligations and commercial commitments:

	Payments Due by Period				
Contractual Obligations (In millions)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term debt (principal and interest amounts, excluding discount)	$ 7,865	$ 281	$ 438	$ 870	$ 6,276
Capital lease obligations [1]	644	62	124	123	335
Operating leases [1]	5,527	323	645	642	3,917
Purchase obligations [2]	2,307	1,079	834	382	12
Total contractual obligations	$16,343	$1,745	$2,041	$2,017	$10,540

	Amount of Commitment Expiration by Period				
Commercial Commitments (In millions)	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Letters of credit [3]	$ 346	$ 344	$ 2	$ -	$ -

[1] *Amounts do not include taxes, common area maintenance, insurance or contingent rent because these amounts have historically been insignificant.*
[2] *Represents contracts for purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs.*
[3] *Letters of credit are issued for the purchase of import merchandise inventories, real estate and construction contracts, and insurance programs.*

COMPANY OUTLOOK

As of February 23, 2007, the date of our fourth quarter 2006 earnings release, we expected to open 150 to 160 stores during 2007, resulting in total square footage growth of approximately 11%. We expected total sales to increase approximately 10% and comparable store sales to be approximately flat to up 2%. Operating margin, defined as gross margin less SG&A and depreciation, was expected to decline 70 to 80 basis points. In addition, store opening costs were expected to be approximately $140 to $145 million. Diluted earnings per share of $2.02 to $2.09 were expected for the fiscal year ending February 1, 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable rate instruments available through our lines of credit. The following tables summarize our market risks associated with long-term debt, excluding capital leases and other. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts as of February 2, 2007, and February 3, 2006. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented. The fair values included below were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
February 2, 2007

(Dollars in millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2007	$ 59	7.24 %	$ 2	6.57 %
2008	7	7.84	-	-
2009	1	5.96	-	-
2010	501	8.25	-	-
2011	1	7.50	-	-
Thereafter	3,570	5.02 %	-	-
Total	$4,139		$ 2	
Fair value	$4,299		$ 2	

Long-Term Debt Maturities by Fiscal Year
February 3, 2006

(Dollars in millions)	Fixed Rate	Average Interest Rate	Variable Rate	Average Interest Rate
2006	$ 5	7.58 %	$ 2	5.82 %
2007	59	7.25	2	5.82
2008	7	7.84	-	-
2009	1	7.49	-	-
2010	501	8.25	-	-
Thereafter	2,691	4.70 %	-	-
Total	$ 3,264		$ 4	
Fair value	$ 3,574		$ 4	

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management, with the participation of the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our Internal Control as of February 2, 2007. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on our management's assessment, we have concluded that, as of February 2, 2007, our Internal Control is effective.

Deloitte & Touche, LLP, the independent registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on our management's assessment of our Internal Control. This report appears on page 27.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 2, 2007 and February 3, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 2, 2007 and February 3, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of February 2, 2007 and February 3, 2006, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended February 2, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at February 2, 2007 and February 3, 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended February 2, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of February 2, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 3, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting included on page 26, that Lowe's Companies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 2, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 2, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 2, 2007 of the Company and our report dated April 3, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Lowe's Companies, Inc.
Mooresville, North Carolina

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting included on page 26, that Lowe's Companies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of February 2, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of February 2, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 2, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the fiscal year ended February 2, 2007 of the Company and our report dated April 3, 2007 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In millions, except per share and percentage data) Fiscal years ended on		February 2, 2007	% Sales		February 3, 2006	% Sales		January 28, 2005	% Sales
Net sales (Note 1)	$	**46,927**	**100.00 %**	$	**43,243**	**100.00 %**	$	**36,464**	**100.00 %**
Cost of sales (Notes 1 and 15)		30,729	65.48		28,453	65.80		24,224	66.44
Gross margin		**16,198**	**34.52**		**14,790**	**34.20**		**12,240**	**33.56**
Expenses:									
Selling, general and administrative (Notes 1, 4 and 9)		9,738	20.75		9,014	20.84		7,562	20.74
Store opening costs (Note 1)		146	0.31		142	0.33		123	0.34
Depreciation (Notes 1 and 3)		1,162	2.48		980	2.27		859	2.35
Interest - net (Note 16)		154	0.33		158	0.37		176	0.48
Total expenses		**11,200**	**23.87**		**10,294**	**23.81**		**8,720**	**23.91**
Pre-tax earnings		**4,998**	**10.65**		**4,496**	**10.39**		**3,520**	**9.65**
Income tax provision (Note 11)		1,893	4.03		1,731	4.00		1,353	3.71
Net earnings	$	**3,105**	**6.62 %**	$	**2,765**	**6.39 %**	$	**2,167**	**5.94 %**
Basic earnings per share (Note 12)	$	**2.02**		$	**1.78**		$	**1.39**	
Diluted earnings per share (Note 12)	$	**1.99**		$	**1.73**		$	**1.35**	
Cash dividends per share	$	**0.18**		$	**0.11**		$	**0.08**	

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

(In millions, except par value and percentage data)		February 2, 2007	% Total	February 3, 2006	% Total
Assets					
Current assets:					
Cash and cash equivalents (Note 1)		$ 364	1.3 %	$ 423	1.7 %
Short-term investments (Notes 1 and 2)		432	1.6	453	1.8
Merchandise inventory - net (Note 1)		7,144	25.7	6,635	27.0
Deferred income taxes - net (Note 11)		161	0.6	155	0.6
Other current assets		213	0.8	122	0.5
Total current assets		**8,314**	**30.0**	**7,788**	**31.6**
Property, less accumulated depreciation (Notes 3 and 4)		18,971	68.3	16,354	66.4
Long-term investments (Notes 1 and 2)		165	0.6	294	1.2
Other assets (Notes 1 and 4)		317	1.1	203	0.8
Total assets		**$ 27,767**	**100.0 %**	**$ 24,639**	**100.0 %**
Liabilities and shareholders' equity					
Current liabilities:					
Short-term borrowings (Note 5)		$ 23	0.1 %	$ -	- %
Current maturities of long-term debt (Note 6)		88	0.3	32	0.1
Accounts payable		3,524	12.7	2,832	11.6
Accrued salaries and wages		372	1.3	424	1.7
Self-insurance liabilities (Note 1)		650	2.4	571	2.3
Deferred revenue (Note 1)		731	2.6	709	2.9
Other current liabilities (Notes 1 and 4)		1,151	4.1	1,264	5.1
Total current liabilities		**6,539**	**23.5**	**5,832**	**23.7**
Long-term debt, excluding current maturities (Notes 6, 7 and 13)		4,325	15.6	3,499	14.2
Deferred income taxes - net (Note 11)		735	2.7	735	3.0
Other long-term liabilities (Note 1)		443	1.6	277	1.1
Total liabilities		**12,042**	**43.4**	**10,343**	**42.0**
Commitments and contingencies (Note 14)					
Shareholders' equity (Note 8):					
Preferred stock - $5 par value, none issued		-	-	-	-
Common stock - $.50 par value;					
Shares issued and outstanding					
February 2, 2007	1,525				
February 3, 2006	1,568	762	2.7	784	3.2
Capital in excess of par value		102	0.4	1,320	5.3
Retained earnings		14,860	53.5	12,191	49.5
Accumulated other comprehensive income (Note 1)		1	-	1	-
Total shareholders' equity		**15,725**	**56.6**	**14,296**	**58.0**
Total liabilities and shareholders' equity		**$ 27,767**	**100.0 %**	**$ 24,639**	**100.0 %**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

(In millions)	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance January 30, 2004	**1,574.7**	**$ 787**	**$ 1,854**	**$ 7,546**	**$ 1**	**$ 10,188**
Comprehensive income (Note 1):						
Net earnings				2,167		
Net unrealized investment losses					(1)	
Total comprehensive income						2,166
Tax effect of non-qualified stock options exercised			33			33
Cash dividends				(116)		(116)
Share-based payment expense (Note 9)			70			70
Repurchase of common stock (Note 8)	(36.9)	(18)	(982)			(1,000)
Conversion of debt to common stock (Note 6)	0.3		6			6
Employee stock options exercised and other (Note 9)	6.7	3	87			90
Employee stock purchase plan (Note 9)	2.7	2	59			61
Balance January 28, 2005	**1,547.5**	**$ 774**	**$ 1,127**	**$ 9,597**	**$ -**	**$ 11,498**
Comprehensive income (Note 1):						
Net earnings				2,765		
Foreign currency translation					1	
Total comprehensive income						2,766
Tax effect of non-qualified stock options exercised			59			59
Cash dividends				(171)		(171)
Share-based payment expense (Note 9)			76			76
Repurchase of common stock (Note 8)	(25.0)	(12)	(762)			(774)
Conversion of debt to common stock (Note 6)	27.6	14	551			565
Employee stock options exercised and other (Note 9)	15.6	7	205			212
Employee stock purchase plan (Note 9)	2.5	1	64			65
Balance February 3, 2006	**1,568.2**	**$ 784**	**$ 1,320**	**$ 12,191**	**$ 1**	**$ 14,296**
Comprehensive income (Note 1):						
Net earnings				3,105		
Foreign currency translation					(2)	
Net unrealized investment gains (Note 2)					2	
Total comprehensive income						3,105
Tax effect of non-qualified stock options exercised			21			21
Cash dividends				(276)		(276)
Share-based payment expense (Note 9)			59			59
Repurchase of common stock (Note 8)	(56.8)	(28)	(1,549)	(160)		(1,737)
Conversion of debt to common stock (Note 6)	3.9	2	80			82
Employee stock options exercised and other (Note 9)	6.6	3	96			99
Employee stock purchase plan (Note 9)	2.9	1	75			76
Balance February 2, 2007	**1,524.8**	**$ 762**	**$ 102**	**$ 14,860**	**$ 1**	**$ 15,725**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In millions) Fiscal years ended on	February 2, 2007	February 3, 2006	January 28, 2005
Cash flows from operating activities:			
Net earnings	$ 3,105	$ 2,765	$ 2,167
Adjustments to reconcile earnings to net cash provided by operating activities:			
Depreciation and amortization	1,237	1,051	926
Deferred income taxes	(6)	(37)	102
Loss on disposition/writedown of fixed and other assets	23	31	55
Share-based payment expense	62	76	70
Changes in operating assets and liabilities:			
Merchandise inventory - net	(509)	(785)	(1,358)
Other operating assets	(135)	(38)	156
Accounts payable	692	137	483
Other operating liabilities	33	642	472
Net cash provided by operating activities	**4,502**	**3,842**	**3,073**
Cash flows from investing activities:			
Purchases of short-term investments	(284)	(1,829)	(1,180)
Proceeds from sale/maturity of short-term investments	572	1,802	1,799
Purchases of long-term investments	(558)	(354)	(156)
Proceeds from sale/maturity of long-term investments	415	55	28
Increase in other long-term assets	(16)	(30)	(12)
Fixed assets acquired	(3,916)	(3,379)	(2,927)
Proceeds from the sale of fixed and other long-term assets	72	61	86
Net cash used in investing activities	**(3,715)**	**(3,674)**	**(2,362)**
Cash flows from financing activities:			
Net increase from short-term borrowings	23	-	-
Proceeds from issuance of long-term debt	989	1,013	-
Repayment of long-term debt	(33)	(633)	(82)
Proceeds from issuance of common stock under employee stock purchase plan	76	65	61
Proceeds from issuance of common stock from stock options exercised	100	225	90
Cash dividend payments	(276)	(171)	(116)
Repurchase of common stock	(1,737)	(774)	(1,000)
Excess tax benefits of share-based payments	12	-	-
Net cash used in financing activities	**(846)**	**(275)**	**(1,047)**
Net decrease in cash and cash equivalents	(59)	(107)	(336)
Cash and cash equivalents, beginning of year	423	530	866
Cash and cash equivalents, end of year	**$ 364**	**$ 423**	**$ 530**

See accompanying notes to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED FEBRUARY 2, 2007, FEBRUARY 3, 2006 AND JANUARY 28, 2005

NOTE 1 - Summary of Significant Accounting Policies:

Lowe's Companies, Inc. and subsidiaries (the Company) is the world's second-largest home improvement retailer and operated 1,385 stores in 49 states at February 2, 2007. Below are those accounting policies considered to be significant by the Company.

Fiscal Year - The Company's fiscal year ends on the Friday nearest the end of January. The fiscal years ended February 2, 2007 and January 28, 2005 had 52 weeks. The fiscal year ended February 3, 2006 had 53 weeks. All references herein for the years 2006, 2005 and 2004 represent the fiscal years ended February 2, 2007, February 3, 2006 and January 28, 2005, respectively.

Stock Split - The Company's Board of Directors approved a 2-for-1 stock split of its common shares on May 25, 2006. On June 30, 2006, shareholders received one additional common share for each common share held as of the record date of June 16, 2006. The par value of the Company's common stock remained at $0.50 per share. The par value of the additional shares issued to effect the stock split totaling $384 million was reclassified from Capital in Excess of Par Value to Common Stock on the Company's consolidated balance sheet. All prior period common share and per common share amounts presented herein have been adjusted to reflect the 2-for-1 stock split.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled operating subsidiaries. All material intercompany accounts and transactions have been eliminated.

Use of Estimates - The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents - Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased. The majority of payments due from financial institutions for the settlement of credit card and debit card transactions process within two business days, and are therefore classified as cash and cash equivalents.

Investments - The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Variable rate demand notes and auction rate securities, which have stated maturity dates of up to 30 years, meet this maturity requirement of the cash management program because the maturity date of these investments is determined based on the interest rate reset date for the purpose of applying this criteria.

Investments, exclusive of cash equivalents, with a stated maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of certificates of deposit, time deposits, U.S. dollar foreign government securities, money market preferred stocks, municipal obligations, agency bonds, corporate notes and bonds, auction rate securities and money market mutual funds. Restricted balances pledged as collateral for letters of credit for the Company's extended warranty program and for a portion of the Company's casualty insurance and installed sales program liabilities are also classified as investments.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Merchandise Inventory - Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale and distribution center costs, net of vendor funds.

The Company records an inventory reserve for the loss associated with selling inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in the estimated shrink reserve may be necessary based on the results of physical inventories. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Derivative Financial Instruments – The Company occasionally utilizes derivative financial instruments to manage certain business risks. However, the amounts were not material to the Company's consolidated financial statements in any of the years presented. The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable - The majority of the Company's accounts receivable arises from sales of goods and services to Commercial Business Customers. In May 2004, the Company entered into an agreement with General Electric Company and its subsidiaries (GE) to sell its then-existing portfolio of commercial business accounts receivable to GE. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. The Company accounts for these transfers as sales of accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

Total commercial business accounts receivable sold to GE were $1.8 billion in 2006, $1.7 billion in 2005 and $1.2 billion in 2004. During 2006, 2005 and 2004, the Company recognized losses of $35 million, $41 million and $34 million, respectively, on these sales as selling, general and administrative (SG&A) expense, which primarily relates to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At February 2, 2007 and February 3, 2006, the fair value of the retained interests was insignificant and was determined based on the present value of expected future cash flows.

Sales generated through the Company's proprietary credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, to purchase the receivables at the end of the agreement in December 2016. Tender costs, including amounts associated with accepting the Company's proprietary credit cards, are recorded in SG&A in the consolidated financial statements.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $6.0 billion at February 2, 2007, and $5.0 billion at February 3, 2006.

Property and Depreciation - Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in SG&A expense in the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term to determine whether the investment, together with any penalties related to non-renewal, would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.

Long-Lived Assets/Store Closing - Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the assets is greater than the expected undiscounted future cash flows, and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value. The fair value of the assets is generally based on appraisals and the Company's historical experience.

When a leased location is closed, a provision is made for the present value of future lease obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in SG&A expense. The store closing liability is included in other current liabilities in the consolidated balance sheets.

Leases - For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date that that Company takes possession of or controls the physical use of the property. Deferred rent is included in other long-term liabilities in the consolidated balance sheets.

Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or, if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The amortization of the assets is included in depreciation expense in the consolidated financial statements. During the term of a lease, if a substantial additional investment is made in a leased location, the Company reevaluates its definition of lease term.

Self-Insurance - The Company is self-insured for certain losses relating to workers' compensation, automobile, property, and general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. The Company is also self-insured for certain losses relating to medical and dental claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities.

Income Taxes – The Company establishes deferred income tax assets and liabilities for temporary differences between the tax and financial accounting bases of assets and liabilities. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse. A valuation allowance is recorded to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. The tax balances and income tax expense recognized by the Company are based on management's interpretation of the tax statutes of multiple jurisdictions.

The Company includes interest related to tax issues as part of net interest in the consolidated financial statements. The Company records any applicable penalties related to tax issues within the income tax provision.

Revenue Recognition - The Company recognizes revenues, net of sales tax, when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided through a reduction of sales and cost of sales in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $364 million and $377 million at February 2, 2007, and February 3, 2006, respectively.

Revenues from stored value cards, which include gift cards and returned merchandise credits, are deferred and recognized when the cards are redeemed. The liability associated with outstanding stored value cards was $367 million and $293 million at February 2, 2007, and February 3, 2006, respectively, and these amounts are included in deferred revenue in the accompanying consolidated balance sheets. The Company recognizes income from unredeemed stored value cards at the point at which redemption becomes remote. The Company's stored value cards have no expiration. Therefore, to determine when redemption is remote, the Company analyzes an aging of the unredeemed cards, based on the date of last stored value card use.

Extended Warranties –Lowe's sells separately-priced extended warranty contracts under a Lowe's-branded program for which the Company is ultimately self-insured. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Extended warranty contract terms primarily range from one to four years from the date of purchase or the end of the manufacturer's warranty, as applicable. Deferred revenues related to the Company's extended warranty sales were $315 million and $206 million at February 2, 2007 and February 3, 2006, respectively. The Company's extended warranty deferred revenue is included in other long-term liabilities in the accompanying consolidated balance sheets. Changes in deferred revenue for extended warranty contracts are summarized as follows:

(In millions)	2006	2005
Extended warranty deferred revenue, beginning of period	$ 206	$ 86
Additions to deferred revenue	148	130
Deferred revenue recognized	(39)	(10)
Extended warranty deferred revenue, end of period	$ 315	$ 206

Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. Deferred costs associated with extended warranty contracts were $81 million and $54 million at February 2, 2007 and February 3, 2006, respectively. The Company's extended warranty deferred costs are included in other assets (non-current) in the accompanying consolidated balance sheets. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred.

The Company's liability for extended warranty claims incurred is included in self-insurance liabilities in the accompanying consolidated balance sheets. Reductions in the extended warranty liability for payments made under the extended warranties were $16 million, and increases in the liability for accruals related to preexisting warranties were $17 million in 2006. Reductions in the extended warranty liability for payments made under the extended warranties and aggregate changes in the liability for accruals related to preexisting warranties were not significant in 2005, as the program was still in its beginning stages.

Cost of Sales and Selling, General and Administrative Expenses - The following lists the primary costs classified in each major expense category:

Cost of Sales

- Total cost of products sold, including:
  - Purchase costs, net of vendor funds;
  - Freight expenses associated with moving merchandise inventories from vendors to retail stores;
  - Costs associated with operating the Company's distribution network, including payroll and benefit costs and occupancy costs;
- Costs of services provided;
- Costs associated with delivery of products directly from vendors to customers by third parties;
- Costs associated with inventory shrinkage and obsolescence.

Selling, General and Administrative

- Payroll and benefit costs for retail and corporate employees;
- Occupancy costs of retail and corporate facilities;
- Advertising;
- Costs associated with delivery of products from stores to customers;
- Third-party in-store service costs;
- Tender costs, including bank charges, costs associated with credit card interchange fees, and amounts associated with accepting the Company's proprietary credit cards;
- Costs associated with self-insured plans, and premium costs for stop-loss coverage and fully insured plans;
- Long-lived asset impairment charges and gains/losses on disposal of assets;
- Other administrative costs, such as supplies, and travel and entertainment.

Vendor Funds - The Company receives funds from vendors in the normal course of business principally as a result of purchase volumes, sales, early payments, or promotions of vendors' products. Based on the provisions of the vendor agreements in place, management develops accrual rates by estimating the point at which the Company will have completed its performance under the agreement and the amount will be earned. During the year, due to the complexity and diversity of the individual vendor agreements, the Company performs analyses and reviews historical trends to ensure the amounts earned are appropriately recorded. As a part of these analyses, the Company validates its accrual rates based on actual purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued throughout the year could be impacted if actual purchase volumes differ from projected annual purchase volumes, especially in the case of programs that provide for increased funding when graduated purchase volumes are met.

Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," vendor funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the vendor funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, the Company treats the majority of these funds as a reduction in the cost of inventory as the amounts are earned and recognizes these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows.

Advertising - Costs associated with advertising are charged to operations as incurred. Advertising expenses were $873 million, $812 million and $740 million in 2006, 2005 and 2004, respectively.

Shipping and Handling Costs - The Company includes shipping and handling costs relating to the delivery of products directly from vendors to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products from stores to customers, are classified as SG&A expenses. Shipping and handling costs included in SG&A expenses were $310 million, $312 million and $255 million during 2006, 2005 and 2004, respectively.

Store Opening Costs - Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Comprehensive Income - The Company reports comprehensive income in its consolidated statements of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources and is comprised primarily of net earnings plus or minus unrealized gains or losses on available-for-sale securities, as well as foreign currency translation adjustments. For the year ended February 2, 2007, foreign currency translation losses were approximately $2 million, and net unrealized holding gains on available-for-sale securities were approximately $2 million. For the year ended February 3, 2006, foreign currency translation gains were approximately $1 million and unrealized holding losses on available-for-sale securities were insignificant. For the year ended January 28, 2005, unrealized holding losses on available-for-sale securities were approximately $1 million, and there were no foreign currency translation adjustments. The reclassification adjustments for gains/losses included in net earnings for 2006, 2005 and 2004 were insignificant.

Recent Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." This Interpretation clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Interpretation is effective for fiscal years beginning after December 15, 2006. Management is continuing to evaluate the effect that the adoption of FIN 48 will have on the Company's consolidated financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." The Statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under the Statement, fair value measurements are required to be disclosed by level within that hierarchy. The Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS No. 157 will have on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Liabilities." The Statement provides entities an option to measure many financial instruments and certain other items at fair value, including available-for-sale and held-to-maturity securities previously accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this Statement, unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting period. The Statement is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect that the adoption of SFAS No. 159 will have on its consolidated financial statements.

Segment Information – The Company's operating segments, representing the Company's home improvement retail stores, are aggregated within one reportable segment, based on the way the Company manages its business. The Company's home improvement retail stores exhibit similar long-term economic characteristics, sell similar products and services, use similar processes to sell those products and services, and sell their products and services to similar classes of customers.

Reclassifications - Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 - Investments:

The Company's investment securities are classified as available-for-sale. The amortized costs, gross unrealized holding gains and losses and fair values of the investments at February 2, 2007, and February 3, 2006, were as follows:

	February 2, 2007			
Type (In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ 258	$ -	$ (1)	$ 257
Money market preferred stock	148	-	-	148
Corporate notes	26	-	-	26
Certificates of deposit	1	-	-	1
Classified as short-term	**433**	**-**	**(1)**	**432**
Municipal obligations	127	-	-	127
Mutual funds	35	3	-	38
Classified as long-term	**162**	**3**	**-**	**165**
Total	**$ 595**	**$ 3**	**$ (1)**	**$ 597**

	February 3, 2006			
Type (In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal obligations	$ 295	$ -	$ (1)	$ 294
Money market preferred stock	157	-	-	157
Corporate notes	2	-	-	2
Classified as short-term	**454**	**-**	**(1)**	**453**
Municipal obligations	223	-	(1)	222
Corporate notes	32	-	-	32
Mutual funds	23	2	-	25
Asset-backed obligations	14	-	-	14
Certificates of deposit	1	-	-	1
Classified as long-term	**293**	**2**	**(1)**	**294**
Total	**$ 747**	**$ 2**	**$ (2)**	**$ 747**

The proceeds from sales of available-for-sale securities were $412 million, $192 million and $165 million for 2006, 2005 and 2004, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations classified as long-term at February 2, 2007, will mature in one to 30 years, based on stated maturity dates.

Short-term and long-term investments include restricted balances pledged as collateral for letters of credit for the Company's extended warranty program and for a portion of the Company's casualty insurance and installed sales program liabilities. Restricted balances included in short-term investments were $248 million at February 2, 2007 and $152 million at February 3, 2006. Restricted balances included in long-term investments were $32 million at February 2, 2007 and $74 million at February 3, 2006.

NOTE 3 - Property and Accumulated Depreciation:

Property is summarized by major class in the following table:

(In millions)	Estimated Depreciable Lives, In Years	February 2, 2007	February 3, 2006
Cost:			
Land	N/A	$ 5,496	$ 4,894
Buildings	10-40	9,655	8,204
Equipment	3-15	7,477	6,468
Leasehold improvements	3-40	2,476	1,853
Total cost		**25,104**	**21,419**
Accumulated depreciation		(6,133)	(5,065)
Property, less accumulated depreciation		**$ 18,971**	**$ 16,354**

Included in net property are assets under capital lease of $533 million, less accumulated depreciation of $274 million, at February 2, 2007, and $534 million, less accumulated depreciation of $248 million, at February 3, 2006.

NOTE 4 – Impairment and Store Closing Costs:

The Company periodically reviews the carrying value of long-lived assets for potential impairment. The charge for impairment is included in SG&A expense. Impairment charges were $5 million, $16 million and $31 million in 2006, 2005 and 2004, respectively.

The net carrying value for relocated stores, closed stores and other excess property are included in other assets (non-current) and totaled $113 million and $63 million at February 2, 2007, and February 3, 2006, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The charge for store closing costs is included in SG&A expense. The store closing liability, which is included in other current liabilities in the consolidated balance sheets, was $19 million and $23 million at February 2, 2007, and February 3, 2006, respectively.

NOTE 5 - Short-term Borrowings and Lines of Credit:

The Company has a $1 billion senior credit facility which became effective in July 2004 and expires in July 2009. This facility is available to support the Company's commercial paper program and for direct borrowings. Borrowings are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants, which include maintenance of a debt leverage ratio as defined by the facility. The Company was in compliance with these covenants at February 2, 2007 and February 3, 2006. Fifteen banking institutions are participating in the $1 billion senior credit facility. As of February 2, 2007, the Company had $23 million of short-term borrowings outstanding under the senior credit facility but no outstanding borrowings under the commercial paper program. The interest rate on short-term borrowings was 5.4%. As of February 3, 2006, there were no outstanding borrowings under the senior credit facility or under the commercial paper program.

Five banks have extended lines of credit aggregating $486 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates and are reviewed periodically. Commitment fees ranging from .225% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $346 million as of February 2, 2007, and $316 million as of February 3, 2006.

NOTE 6 - Long-Term Debt:

(In millions) Debt Category	Interest Rates	Fiscal Year of Final Maturity	February 2, 2007	February 3, 2006
Secured debt:[1]				
Mortgage notes	6.57 to 8.25%	2028	$ 30	$ 38
Unsecured debt:				
Debentures	6.50 to 6.88%	2029	693	693
Notes	8.25%	2010	498	498
Medium-term notes - series A	7.35 to 8.20%	2023	27	27
Medium-term notes - series B[2]	6.70 to 7.61%	2037	267	267
Senior notes	5.00 to 5.80%	2036	1,980	988
Convertible notes	0.86 to 2.50%	2021	518	596
Capital leases and other		2030	400	424
Total long-term debt			**4,413**	**3,531**
Less current maturities			88	32
Long-term debt, excluding current maturities			**$4,325**	**$3,499**

1 *Real properties with an aggregate book value of $122 million were pledged as collateral at February 2, 2007, for secured debt.*

2 *Approximately 37% of these medium-term notes may be put at the option of the holder on either the tenth or twentieth anniversary of the issue at par value. The medium-term notes were issued in 1997. None of these notes are currently putable.*

Debt maturities, exclusive of unamortized original issue discounts, capital leases and other, for the next five years and thereafter are as follows: 2007, $61 million; 2008, $7 million; 2009, $1 million; 2010, $501 million; 2011, $1 million; thereafter, $3.6 billion.

The Company's debentures, notes, medium-term notes, senior notes, and convertible notes contain certain restrictive covenants. The Company was in compliance with all covenants in these agreements at February 2, 2007 and February 3, 2006.

Senior Notes

In October 2005, the Company issued $1 billion of unsecured senior notes, comprised of two $500 million tranches maturing in October 2015 and October 2035, respectively. The first $500 million tranche of 5.0% Senior Notes was sold at a discount of $4 million. The second $500 million tranche of 5.5% Senior Notes was sold at a discount of $8 million. Interest on the Senior Notes is payable semi-annually in arrears in April and October of each year until maturity. The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the Senior Notes. Issuance costs were approximately $1 million and are being amortized over the respective terms of the Senior Notes. The net proceeds of approximately $988 million were used for the repayment of $600 million in outstanding notes due December 2005, for general corporate purposes, including capital expenditures and working capital needs, and to finance repurchases of common stock.

In October 2006, the Company issued $1 billion of unsecured senior notes, comprised of two tranches: $550 million of 5.4% Senior Notes maturing in October 2016 and $450 million of 5.8% Senior Notes maturing in October 2036. The 5.4% Senior Notes and the 5.8% Senior Notes were each issued at a discount of approximately $4.4 million. Interest on the Senior Notes is payable semi-annually in arrears in April and October of each year until maturity, beginning in April 2007. The discount associated with the issuance is included in long-term debt and is being amortized over the respective terms of the Senior Notes. Issuance costs were approximately $1.6 million and are being amortized over the respective terms of the Senior Notes. The net proceeds of approximately $991 million were used for general corporate purposes, including capital expenditures and working capital needs, and to finance repurchases of common stock.

The Senior Notes issued in 2005 and 2006 may be redeemed by the Company at any time, in whole or in part, at a redemption price plus accrued interest to the date of redemption. The redemption price is equal to the greater of (1) 100% of the principal amount of the Senior Notes to be redeemed, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a semi-annual basis at a specified rate. The indenture governing the Senior Notes does not limit the aggregate principal amount of debt securities that the Company may issue, nor is the Company required to maintain financial ratios or specified levels of net worth or liquidity. However, the indenture contains various restrictive covenants, none of which is expected to impact the Company's liquidity or capital resources.

Convertible Notes

The Company has $578.8 million aggregate principal of senior convertible notes issued in October 2001 at an issue price of $861.03 per note. Cash interest payments on the notes ceased in October 2006. In October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders of the notes had the right to require the Company to purchase all or a portion of their notes in October 2003 and October 2006, at a price of $861.03 per note plus accrued cash interest, if any, and will have the right in October 2011 to require the Company to purchase all or a portion of their notes at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to repurchase their notes during 2003 and 2006, all of which were purchased in cash. The Company may redeem for cash all or a portion of the notes at any time, at a price equal to the sum of the issue price plus accrued original issue discount on the redemption date.

Holders of the senior convertible notes may convert their notes into 34.424 shares of the Company's common stock only if: the sale price of the Company's common stock reaches specified thresholds, or the credit rating of the notes is below a specified level, or the notes are called for redemption, or specified corporate transactions representing a change in control have occurred. The conversion ratio of 34.424 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option.

The Company's closing share prices reached the specified threshold such that the senior convertible notes became convertible at the option of each holder into shares of common stock during specified quarters of 2006. Holders of an insignificant number of senior convertible notes exercised their right to convert their notes into shares of the Company's common stock during 2006 and 2005. During the fourth quarter of 2006, the Company's closing share prices again reached the specified threshold such that the senior convertible notes are convertible at the option of each holder into shares of common stock in the first quarter of 2007.

The Company has $37.7 million aggregate principal of convertible notes issued in February 2001 at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders of the notes had the right to require the Company to purchase all or a portion of their notes in February 2004, at a price of $655.49 per note and will have the right in February 2011 to require the Company to purchase all or a portion of their notes at a price of $780.01 per note. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during 2004, all of which were purchased in cash.

Holders of the convertible notes issued in February 2001 may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 32.896 shares of the Company's common stock per note. The conversion ratio of 32.896 shares per note is only adjusted based on normal antidilution provisions designed to protect the value of the conversion option. During 2006, holders of $118 million principal amount, $80 million carrying amount, of the Company's convertible notes issued in February 2001 exercised their right to convert their notes into 3.9 million shares of the Company's common stock at the rate of 32.896 shares per note. During 2005, holders of $839 million principal amount, $565 million carrying amount of the Company's convertible notes issued in February 2001 exercised their right to convert their notes into 27.6 million shares of the Company's common stock.

Upon the issuance of each of the series of convertible notes previously described, the Company evaluated the optionality features embedded in the notes and concluded that these features do not require bifurcation from the host contracts and separate accounting as derivative instruments.

NOTE 7 - Financial Instruments:

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are reflected in the financial statements at cost, which approximates fair value due to their short-term nature. Short- and long-term investments classified as available-for-sale securities, which include restricted balances, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases and other is as follows:

	February 2, 2007		February 3, 2006	
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
Long-term debt				
(excluding capital leases and other)	$4,013	$4,301	$3,107	$3,578

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 8 - Shareholders' Equity:

Authorized shares of common stock were 5.6 billion ($.50 par) at February 2, 2007 and February 3, 2006.

The Company has five million ($5 par) authorized shares of preferred stock, none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. In January and August 2006, the Board of Directors authorized up to an additional $1 billion and $2 billion in share repurchases through 2007 and 2008, respectively. This program is implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. During 2005, the Company repurchased 25.0 million shares at a total cost of $774 million. During 2006, the Company repurchased 56.8 million shares at a total cost of $1.7 billion (of which $160 million was recorded as a reduction in retained earnings in the third quarter after capital in excess of par value was depleted). As of February 2, 2007, the total remaining authorization under the share repurchase program was $1.5 billion.

NOTE 9 – Accounting for Share-Based Payment:

Effective February 4, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment," using the modified-prospective-transition method. Prior to this, the Company was applying the fair value recognition provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Under the SFAS No. 123(R) transition method, compensation cost recognized in the year ended February 2, 2007 included: (a) the pro rata compensation cost for all share-based payments granted prior to, but not yet vested as of February 4, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) the pro rata compensation cost for all share-based payments granted on or subsequent to February 4, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective-transition method of SFAS No. 123(R), results for prior periods have not been restated. For all grants, the amount of share-based payment expense recognized has been adjusted for estimated forfeitures of awards for which the requisite service is not expected to be provided. Estimated forfeiture rates are developed based on the Company's analysis of historical forfeiture data for homogeneous employee groups. Prior to the adoption of the fair value recognition provisions of SFAS No. 123(R), share-based payment expense was adjusted for actual forfeitures as they occurred. This transition resulted in a pre-tax cumulative effect adjustment of $10 million as of February 4, 2006. The cumulative effect adjustment was presented as a reduction of share-based payment expense in the first quarter of 2006.

The Company recognized share-based payment expense in SG&A expense on the consolidated statements of earnings totaling $62 million, $76 million and $70 million in 2006, 2005 and 2004, respectively. The total income tax benefit recognized was $18 million, $19 million and $16 million in 2006, 2005 and 2004, respectively.

Total unrecognized share-based payment expense for all share-based payment plans was $103 million at February 2, 2007, of which $51 million will be recognized in 2007, $34 million in 2008 and $18 million thereafter. This results in these amounts being recognized over a weighted-average period of 1.2 years.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statements of cash flows. SFAS No. 123(R) requires the cash flows resulting from the tax benefits of deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. In accordance with the modified-prospective-transition method of SFAS No. 123(R), the prior period consolidated statements of cash flows have not been restated to reflect this change.

As the Company adopted the fair-value recognition provisions of SFAS No. 123 prospectively for all employee awards granted or modified after January 31, 2003, share-based payment expense included in the determination of net earnings for years ended February 3, 2006 and January 28, 2005 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The following table illustrates the effect on net earnings and earnings per share in the period if the fair-value-based method had been applied to all outstanding and unvested awards.

(In millions, except per share data)	2005	2004
Net earnings as reported	**$ 2,765**	**$ 2,167**
Add: Stock-based compensation expense included in net earnings, net of related tax effects	57	53
Deduct: Total stock-based compensation expense determined under the fair-value-based method for all awards, net of related tax effects	(59)	(95)
Pro forma net earnings	**$ 2,763**	**$ 2,125**
Earnings per share:		
Basic - as reported	$ 1.78	$ 1.39
Basic - pro forma	$ 1.78	$ 1.37
Diluted - as reported	$ 1.73	$ 1.35
Diluted - pro forma	$ 1.73	$ 1.32

Overview of Share-Based Payment Plans

The Company has (a) four equity incentive plans, referred to as the "2006," "2001," "1997," and "1994" Incentive Plans, (b) one share-based plan for awards to non-employee directors and (c) an employee stock purchase plan (ESPP) that allows employees to purchase Company shares through payroll deductions. These plans contain a nondiscretionary antidilution provision that is designed to equalize the value of an award as a result of an equity restructuring. Share-based awards in the form of incentive and non-qualified stock options, performance accelerated restricted stock (PARS), restricted stock and deferred stock units may be granted to key employees from the 2006 plan. No new awards may be granted from the 2001, 1997 and 1994 plans.

The share-based plan for non-employee directors is referred to as the Amended and Restated Directors' Stock Option and Deferred Stock Unit Plan (Directors' Plan). Prior to the amendment to the Directors' Plan in 2005, each non-employee Director was awarded 8,000 options on the date of the first Board meeting after each annual meeting of the Company's shareholders, which occurs in the second quarter of each fiscal year. Since the amendment to the Directors' Plan in 2005, each non-employee Director is awarded a number of deferred stock units determined by dividing the annual award amount by the fair market value of a share of the Company's common stock on the award date and rounding up to the next 100 units. The annual award amount used to determine the number of deferred stock units granted to each director was $115,000 and $85,000 in 2006 and 2005, respectively.

Share-based awards were authorized for grant to key employees and non-employee directors for up to 169.0 million shares of common stock. Stock options were authorized for up to 129.2 million shares, while PARS, restricted stock and deferred stock units, which represent nonvested stock, were authorized for up to 39.8 million shares of common stock.

At February 2, 2007, there were 49.8 million shares available for grant under the 2006 and Directors' Plans, and 1.3 million shares available under the ESPP.

General terms and methods of valuation for the Company's share-based awards are as follows:

Stock Options

Stock options generally have terms of seven years, with normally one-third of each grant vesting each year for three years, and are assigned an exercise price of not less than the fair market value of a share of the Company's common stock on the date of grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. When determining expected volatility, the Company considers the historical performance of the Company's stock, as well as implied volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant, based on the options' expected term. The expected term of the options is based on the Company's evaluation of option holders' exercise patterns and represents the period of time that options are expected to remain unexercised. The Company uses historical data to estimate the timing and amount of forfeitures. These options are expensed on a straight-line basis over the vesting period, which is considered to be the requisite service period. The assumptions used in the Black-Scholes option-pricing model for options granted in the three years ended February 2, 2007, February 3, 2006 and January 28, 2005 were as follows:

	2006	2005	2004
Assumptions used:			
Expected volatility	22.3%-29.4%	25.8%-34.1%	31.6%-41.4%
Weighted-average expected volatility	26.8%	31.4%	38.3%
Expected dividend yield	0.27%-0.31%	0.23%-0.28%	0.21%-0.23%
Weighted-average dividend yield	0.28%	0.24%	0.22%
Risk-free interest rate	4.54%-4.97%	3.76%-4.44%	2.18%-3.46%
Weighted-average risk-free interest rate	4.69%	3.81%	2.39%
Expected term, in years	3-4	3-4	3-4
Weighted-average expected term, in years	3.57	3.22	3.27

The weighted-average grant-date fair value per share of options granted was $8.86, $7.81 and $8.28 in 2006, 2005 and 2004, respectively. The total intrinsic value of options exercised, representing the difference between the exercise price and the market price on the date of exercise, was approximately $80 million, $175 million and $76 million in 2006, 2005 and 2004, respectively.

Transactions related to stock options issued under the 2006, 2001, 1997, 1994 and Directors' plans for the year ended February 2, 2007 are summarized as follows:

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding at February 3, 2006	30,595	$22.48		
Granted	6,691	33.65		
Canceled, forfeited or expired	(1,140)	30.82		
Exercised	(5,758)	17.89		
Outstanding at February 2, 2007	30,388	25.51	3.72	$262,577
Vested and expected to vest at February 2, 2007 [1]	29,235	25.24	3.64	$260,641
Exercisable at February 2, 2007	19,438	$22.06	2.70	$234,952

[1] Includes outstanding vested options as well as outstanding, nonvested options after a forfeiture rate is applied.

Performance Accelerated Restricted Stock Awards

PARS are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a five-year service period from the date of grant, unless performance acceleration goals are achieved, in which case, awards vest 50% at the end of three years or 100% at the end of four years. The performance acceleration goals are based on targeted Company return on beginning non-cash assets, as defined in the PARS agreement. PARS are expensed on a straight-line basis over the shorter of the explicit service period related to the service condition or the implicit service period related to the performance conditions, based on the probability of meeting the conditions. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of PARS granted was $34.10 and $29.24 in 2006 and 2005, respectively. No PARS were granted in 2004. The total fair value of PARS vested was approximately $1 million in 2005. No PARS vested in 2006 or 2004.

Transactions related to PARS issued under the 2006, 2001, 1997 and 1994 plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	595,830	$29.25
Granted	893,160	34.10
Canceled or forfeited	(50,410)	32.05
Nonvested at February 2, 2007	1,438,580	$32.17

Restricted Stock Awards

The restricted stock awards are valued at the market price of a share of the Company's common stock on the date of grant. In general, these awards vest at the end of a three-year period from the date of grant and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. The weighted-average grant-date fair value per share of restricted stock awards granted was $27.34, $32.30 and $28.38 in 2006, 2005 and 2004, respectively. The total fair value of restricted stock awards vested was approximately $4 million in 2005. No restricted stock awards vested in 2006 or 2004.

Transactions related to restricted stock issued under the 2006, 2001, 1997 and 1994 plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	1,765,312	$31.17
Granted	206,886	27.34
Canceled or forfeited	(84,616)	30.80
Nonvested at February 2, 2007	1,887,582	$30.77

Deferred Stock Units

The deferred stock units are valued at the market price of a share of the Company's common stock on the date of grant. For key employees, these awards generally vest over three to five years and are expensed on a straight-line basis over that period, which is considered to be the requisite service period. The Company uses historical data to estimate the timing and amount of forfeitures. For non-employee directors, these awards vest immediately and are expensed on the grant date. The weighted-average grant-date fair value per share of deferred stock units granted was $31.02 and

$28.58 in 2006 and 2005, respectively. No deferred stock units were granted in 2004. The total fair value of deferred stock units vested was approximately $5 million and $17 million in 2006 and 2005, respectively. No deferred stock units vested in 2004. There were 568,000 deferred stock units outstanding at February 2, 2007.

Transactions related to deferred stock units issued under the 2006, 2001, 1997, 1994 and Directors' plans for the year ended February 2, 2007 are summarized as follows:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested at February 3, 2006	500,000	$19.65
Granted	38,000	31.02
Vested	(158,000)	22.38
Nonvested at February 2, 2007	380,000	$19.65

ESPP

The purchase price of the shares under the ESPP equals 85% of the closing price on the date of purchase. The Company's share-based payment expense is equal to 15% of the closing price on the date of purchase. Prior to the adoption of SFAS No. 123(R), the ESPP was considered an equity award. In connection with the implementation of SFAS No. 123(R), the ESPP was reclassified as a liability award. This liability award is measured at fair value at each reporting date and the share-based payment expense is recognized over the six-month offering period. Twenty million shares were authorized for this plan with 1,268,979 remaining available at February 2, 2007. The Company issued 2,916,259 shares of common stock pursuant to this plan during the year ended February 2, 2007.

NOTE 10 - Employee Retirement Plans:

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested. The Company's common stock is also one of the investment options for contributions to the 401(k) Plan. Company shares held on the participants' behalf by the 401(k) Plan are voted by the participants. The Company makes contributions to the 401(k) Plan each payroll period, based upon a matching formula applied to employee contributions (baseline match). In addition, the Company offers a performance match to eligible 401(k) Plan participants, based on growth of Company earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match is funded in participant accounts in April of the following year. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59 ½, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions for reasons of hardship while still actively employed. In addition, participants with 20 or more years of service, who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan, can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company also maintains a Benefit Restoration Plan (BRP) to supplement benefits provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986. This plan provides for employer contributions in the form of a baseline match and a performance match.

The Company also maintains a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This plan is designed to permit certain employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

The Company recognized expense associated with contributions to employee retirement plans of $42 million, $136 million and $68 million in 2006, 2005 and 2004, respectively.

Subsequent to year-end, the Company made changes to the baseline and performance match provisions of the 401(k) Plan. Effective May 5, 2007, the Company will increase the amount of the baseline match to a maximum of 4.25% (up from 2.25%) but will no longer offer a performance match. 401(k) Plan participants will be eligible for the baseline match after 180 days of continuous service.

NOTE 11 - Income Taxes:

The following is a reconciliation of the effective tax rate to the federal statutory tax rate:

	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.3	3.6	3.5
Share-based payment expense	-	0.1	0.2
Other, net	(0.4)	(0.2)	(0.2)
Effective tax rate	**37.9%**	**38.5%**	**38.5%**

	Components of Income Tax Provision		
(In millions)	2006	2005	2004
Current			
Federal	$ 1,657	$ 1,514	$ 1,077
State	242	254	174
Total current	**1,899**	**1,768**	**1,251**
Deferred			
Federal	(11)	(31)	80
State	5	(6)	22
Total deferred	**(6)**	**(37)**	**102**
Total income tax provision	**$ 1,893**	**$ 1,731**	**$ 1,353**

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at February 2, 2007, and February 3, 2006, is as follows:

	February 2, 2007		
(In millions)	Assets	Liabilities	Total
Excess property and store closing costs	$ 17	$ -	$ 17
Self-insurance	129	-	129
Depreciation	-	(837)	(837)
Rent	13	-	13
Vacation accrual	8	-	8
Sales returns reserve	22	-	22
Share-based payment expense	59	-	59
Other, net	44	(29)	15
Total	**$ 292**	**$ (866)**	**$ (574)**

(In millions)	February 3, 2006 Assets	Liabilities	Total
Excess property and store closing costs	$ 19	$ -	$ 19
Self-insurance	81	-	81
Depreciation	-	(804)	(804)
Rent	26	-	26
Vacation accrual	6	-	6
Sales returns reserve	44	-	44
Share-based payment expense	40	-	40
Other, net	19	(11)	8
Total	**$ 235**	**$ (815)**	**$ (580)**

The Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the asset will not be realized. As of February 2, 2007, the Company had recorded a $4 million valuation allowance.

The tax balances and income tax expense recognized by the Company are based on management's interpretation of the current tax laws of multiple tax jurisdictions. Income tax expense reflects the Company's best estimates and assumptions regarding the level of future taxable income and interpretation of current tax statutes.

The Company believes that its tax positions are consistent with applicable tax laws and that they are supportable. However, management believes that certain positions are likely to be challenged by taxing authorities. These challenges include a review of the Company's tax filing positions, including the timing and amount of income and deductions in various tax jurisdictions. In evaluating liabilities associated with its various tax filing positions, the Company has accrued for probable liabilities resulting from tax assessments by tax authorities. The Company records these tax contingencies to address the potential exposures that can result from the diverse interpretations of tax statutes, rules and regulations. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

During 2006, the Company reached a settlement with the Internal Revenue Service (IRS) covering the tax years 2002 and 2003. Under the settlement agreement, the Company paid the IRS approximately $17 million, plus applicable interest charges.

NOTE 12 - Earnings per Share:

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of stock options and convertible notes as of the balance sheet date. The following table reconciles EPS for 2006, 2005 and 2004:

(In millions, except per share data)	2006	2005	2004
Basic earnings per share:			
Net earnings	**$ 3,105**	**$ 2,765**	**$ 2,167**
Weighted-average shares outstanding	**1,535**	**1,555**	**1,554**
Basic earnings per share	**$ 2.02**	**$ 1.78**	**$ 1.39**
Diluted earnings per share:			
Net earnings	$ 3,105	$ 2,765	$ 2,167
Net earnings adjustment for interest on convertible debt, net of tax	4	11	14
Net earnings, as adjusted	**$ 3,109**	**$ 2,776**	**$ 2,181**
Weighted-average shares outstanding	1,535	1,555	1,554
Dilutive effect of share-based awards	9	10	10
Dilutive effect of convertible debt	22	42	53
Weighted-average shares, as adjusted	**1,566**	**1,607**	**1,617**
Diluted earnings per share	**$ 1.99**	**$ 1.73**	**$ 1.35**

Stock options to purchase 6.8 million, 5.6 million and 1.2 million shares of common stock for 2006, 2005 and 2004, respectively, were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

NOTE 13 - Leases:

The Company leases store facilities and land for certain store facilities under agreements with original terms generally of 20 years. For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied. The leases generally contain provisions for four to six renewal options of five years each.

Some agreements also provide for contingent rentals based on sales performance in excess of specified minimums. In 2006, 2005 and 2004, contingent rentals were insignificant.

Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In millions)	Operating Leases		Capital Leases		
Fiscal Year	**Real Estate**	**Equipment**	**Real Estate**	**Equipment**	**Total**
2007	$ 321	$ 2	$ 61	$ 1	$ 385
2008	322	1	62	-	385
2009	322	-	62	-	384
2010	321	-	62	-	383
2011	321	-	61	-	382
Later years	3,917	-	335	-	4,252
Total minimum lease payments	**$5,524**	**$ 3**	**$ 643**	**$ 1**	**$6,171**
Total minimum capital lease payments			**$ 644**		
Less amount representing interest			251		
Present value of minimum lease payments			**393**		
Less current maturities			27		
Present value of minimum lease payments, less current maturities			**$ 366**		

Rental expenses under operating leases for real estate and equipment were $318 million, $301 million and $250 million in 2006, 2005 and 2004, respectively.

NOTE 14 – Commitments and Contingencies:

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, individually or collectively, are believed to have a risk of having a material impact on the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

As of February 2, 2007, the Company had non-cancelable commitments related to purchases of merchandise inventory, property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $2.3 billion. Payments under these commitments are scheduled to be made as follows: 2007, $1.1 billion; 2008, $485 million; 2009, $349 million; 2010, $379 million; 2011, $3 million; thereafter, $12 million.

NOTE 15 – Related Parties:

A brother-in-law of the Company's Executive Vice President of Business Development is a senior officer of a vendor that provides millwork and other building products to the Company. In 2006, 2005 and 2004, the Company purchased products in the amounts of $101 million, $84 million and $80 million, respectively, from this vendor. Amounts payable to this vendor were insignificant at February 2, 2007 and February 3, 2006.

NOTE 16 - Other Information:

Net interest expense is comprised of the following:

(In millions)	2006	2005	2004
Long-term debt	$ 183	$ 171	$ 159
Capitalized leases	34	39	38
Interest income	(52)	(45)	(16)
Interest capitalized	(32)	(28)	(28)
Other	21	21	23
Net interest expense	**$ 154**	**$ 158**	**$ 176**

Supplemental disclosures of cash flow information:

(In millions)	2006	2005	2004
Cash paid for interest, net of amount capitalized	$ 179	$ 173	$ 174
Cash paid for income taxes	$2,031	$ 1,593	$ 1,192
Noncash investing and financing activities:			
Noncash fixed asset acquisitions, including assets acquired under capital lease	$ 159	$ 175	$ 133
Conversions of long-term debt to equity	$ 82	$ 565	$ 6

Lowe's Companies, Inc.
Selected Financial Data (unaudited)

Sales by product category:

(Dollars in millions)	2006		2005		2004	
Product category	Total Sales	%	Total Sales	%	Total Sales	%
Appliances	$ 4,193	9 %	$ 3,912	9 %	$ 3,165	9 %
Lumber	3,690	8	3,689	9	3,305	9
Flooring	3,214	7	2,883	7	2,357	6
Millwork	3,137	7	2,935	7	2,428	7
Paint	3,073	7	2,774	6	2,317	6
Building materials	3,002	6	2,756	6	2,230	6
Fashion plumbing	2,893	6	2,616	6	2,163	6
Lighting	2,573	5	2,408	6	2,088	6
Tools	2,563	5	2,428	6	2,138	6
Lawn & landscape products	2,356	5	2,090	5	1,827	5
Hardware	2,296	5	2,121	5	1,785	5
Seasonal living	2,154	5	1,935	4	1,694	5
Cabinets & countertops	1,903	4	1,726	4	1,348	4
Outdoor power equipment	1,805	4	1,807	4	1,503	4
Rough plumbing	1,664	4	1,416	3	1,161	3
Rough electrical	1,479	3	1,203	3	977	3
Nursery	1,454	3	1,292	3	1,160	3
Home environment	1,145	2	1,017	2	835	2
Walls / windows	1,101	2	1,054	2	908	2
Home organization	1,001	2	946	2	793	2
Other	231	1	235	1	282	1
Totals	**$ 46,927**	**100 %**	**$ 43,243**	**100 %**	**$ 36,464**	**100 %**

Lowe's Companies, Inc.
Selected Financial Data (Unaudited) - continued

Selected Statement of Earnings Data:					
(In millions, except per share data)	2006	2005 *	2004	2003	2002
Net sales	**$ 46,927**	**$ 43,243**	**$ 36,464**	**$ 30,838**	**$ 26,112**
Gross margin	**16,198**	**14,790**	**12,240**	**9,533**	**7,915**
Earnings from continuing operations	**3,105**	**2,765**	**2,167**	**1,807**	**1,473**
Earnings from discontinued operations, net of tax	-	-	-	15	12
Net earnings	**3,105**	**2,765**	**2,167**	**1,822**	**1,485**
Basic earnings per share - continuing operations	2.02	1.78	1.39	1.15	0.94
Basic earnings per share – discontinued operations	-	-	-	0.01	0.01
Basic earnings per share	**2.02**	**1.78**	**1.39**	**1.16**	**0.95**
Diluted earnings per share - continuing operations	1.99	1.73	1.35	1.12	0.92
Diluted earnings per share – discontinued operations	-	-	-	0.01	0.01
Diluted earnings per share	**1.99**	**1.73**	**1.35**	**1.13**	**0.93**
Dividends per share	$ 0.18	$ 0.11	$ 0.08	$ 0.06	$ 0.04

Selected Balance Sheet Data:					
Total assets	$ 27,767	$ 24,639	$ 21,101	$ 18,667	$ 15,790
Long-term debt, excluding current maturities	$ 4,325	$ 3,499	$ 3,060	$ 3,678	$ 3,736

Selected Quarterly Data

(In millions, except per share data)	First	Second	Third	Fourth
2006				
Net sales	$ 11,921	$ 13,389	$ 11,211	$ 10,406
Gross margin	4,169	4,478	3,865	3,687
Net earnings	841	935	716	613
Basic earnings per share	0.54	0.61	0.47	0.40
Diluted earnings per share	$ 0.53	$ 0.60	$ 0.46	$ 0.40

(In millions, except per share data)	First	Second	Third	Fourth *
2005				
Net sales	$ 9,913	$ 11,929	$ 10,592	$ 10,808
Gross margin	3,398	4,027	3,580	3,785
Net earnings	586	839	646	693
Basic earnings per share	0.38	0.54	0.41	0.44
Diluted earnings per share	$ 0.37	$ 0.52	$ 0.40	$ 0.43

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
* The fourth quarter of fiscal 2005 contained an additional week. Therefore, fiscal 2005 contained 53 weeks, while all other years contained 52 weeks.

Lowe's Quarterly Stock Price Range and Cash Dividend Payment

	Fiscal 2006			Fiscal 2005			Fiscal 2004		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 34.83	$ 30.58	$ 0.030	$ 29.99	$ 25.36	$ 0.020	$ 29.33	$ 25.85	$ 0.015
2nd Quarter	32.85	26.90	0.050	33.51	25.94	0.030	28.08	23.84	0.020
3rd Quarter	31.55	26.15	0.050	34.48	28.92	0.030	28.88	22.95	0.020
4th Quarter	$ 33.71	$ 28.59	$ 0.050	$ 34.85	$ 29.83	$ 0.030	$ 30.27	$ 27.53	$ 0.020

Exhibit 21

LOWE'S COMPANIES, INC. AND SUBSIDIARY COMPANIES

NAME AND DOING BUSINESS AS:	STATE OF INCORPORATION
Lowe's Home Centers, Inc.	North Carolina
Lowe's HIW, Inc.	Washington

Certain subsidiaries were omitted pursuant to Item 601 (21)(ii) of Regulation S-K under the Securities and Exhange Act of 1934, as amended.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in:

- Registration Statement No. 33-54497 on Form S-8,
- Registration Statement No. 33-54499 on Form S-8,
- Registration Statement No. 333-34631 on Form S-8,
- Registration Statement No. 333-75793 on Form S-8,
- Registration Statement No. 333-89471 on Form S-8,
- Registration Statement No. 333-36096 on Form S-8,
- Registration Statement No. 333-73408 on Form S-8,
- Post-Effective Amendment No. 1 to Registration Statement No. 333-73408 on Form S-8,
- Registration Statement No. 333-97811 on Form S-8,
- Registration Statement No. 333-33230 on Form S-3/A,
- Registration Statement No. 333-114435 on Form S-8,
- Registration Statement No. 333-55252 on Form S-3/A,
- Registration Statement No. 333-72905 on Form S-3MEF,
- Registration Statement No. 333-42733 on Form S-3,
- Registration Statement No. 333-14257 on Form S-3,
- Registration Statement No. 333-51865 on Form S-3,
- Registration Statement No. 333-60434 on Form S-3/A,
- Post-Effective Amendment No. 6 to Registration Statement No. 333-60434 on Form S-3,
- Registration Statement No. 333-72585 on Form S-4/A,
- Registration Statement No. 333-83201 on Form S-4,
- Registration Statement No. 333-34580 on Form S-3/A,
- Registration Statement No. 333-128779 on Form S-3MEF,
- Registration Statement No. 333-137750 on Form S-3ASR, and
- Registration Statement No. 333-138031 on Form S-8

of our reports dated April 3, 2007, relating to the consolidated financial statements and financial statement schedule of Lowe's Companies, Inc. and subsidiaries and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Lowe's Companies, Inc. for the fiscal year ended February 2, 2007.

/s/ Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in:

- Registration Statement No. 33-54497 on Form S-8,
- Registration Statement No. 33-54499 on Form S-8,
- Registration Statement No. 333-34631 on Form S-8,
- Registration Statement No. 333-75793 on Form S-8,
- Registration Statement No. 333-89471 on Form S-8,
- Registration Statement No. 333-36096 on Form S-8,
- Registration Statement No. 333-73408 on Form S-8,
- Post-Effective Amendment No. 1 to Registration Statement No. 333-73408 on Form S-8,
- Registration Statement No. 333-97811 on Form S-8,
- Registration Statement No. 333-33230 on Form S-3/A,
- Registration Statement No. 333-114435 on Form S-8,
- Registration Statement No. 333-55252 on Form S-3/A,
- Registration Statement No. 333-72905 on Form S-3MEF,
- Registration Statement No. 333-42733 on Form S-3,
- Registration Statement No. 333-14257 on Form S-3,
- Registration Statement No. 333-51865 on Form S-3,
- Registration Statement No. 333-60434 on Form S-3/A,
- Post-Effective Amendment No. 6 to Registration Statement No. 333-60434 on Form S-3,
- Registration Statement No. 333-72585 on Form S-4/A,
- Registration Statement No. 333-83201 on Form S-4,
- Registration Statement No. 333-34580 on Form S-3/A,
- Registration Statement No. 333-128779 on Form S-3MEF,
- Registration Statement No. 333-137750 on Form S-3ASR, and
- Registration Statement No. 333-138031 on Form S-8

of our reports dated April 3, 2007, relating to the consolidated financial statements and financial statement schedule of Lowe's Companies, Inc. and subsidiaries and management's report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Lowe's Companies, Inc. for the fiscal year ended February 2, 2007.

Deloitte & Touche LLP

Charlotte, North Carolina
April 3, 2007

Exhibit 31.1

CERTIFICATION

I, Robert A. Niblock, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 2, 2007 of Lowe's Companies, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 3, 2007	/s/ Robert A. Niblock
Date	Robert A. Niblock Chairman of the Board and Chief Executive Officer

Exhibit 31.1

CERTIFICATION

I, Robert A. Niblock, certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 2, 2007 of Lowe's Companies, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 3, 2007

Date

Robert A. Niblock
Chairman of the Board and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Robert F. Hull, Jr., certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 2, 2007 of Lowe's Companies, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 3, 2007	/s/ Robert F. Hull, Jr.
Date	Robert F. Hull, Jr., Executive Vice President and Chief Financial Officer

Exhibit 31.2

CERTIFICATION

I, Robert F. Hull, Jr., certify that:

(1) I have reviewed this Annual Report on Form 10-K for the fiscal year ended February 2, 2007 of Lowe's Companies, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

April 3, 2007

Date

Robert F. Hull, Jr.,
Executive Vice President and Chief Financial Officer

Exhibit 32.1

**Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the "Company") for the fiscal year ended February 2, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Niblock, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert A. Niblock

Name: Robert A. Niblock

Title: Chairman of the Board and Chief Executive Officer

Date: April 3, 2007

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the "Company") for the fiscal year ended February 2, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert A. Niblock, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name: Robert A. Niblock

Title: Chairman of the Board and Chief Executive Officer

Date: April 3, 2007

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the "Company") for the fiscal year ended February 2, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert F. Hull, Jr., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert F. Hull, Jr.

Name: Robert F. Hull, Jr.

Title: Executive Vice President and Chief Financial Officer

Date: April 3, 2007

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350,
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Lowe's Companies, Inc. (the "Company") for the fiscal year ended February 2, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert F. Hull, Jr., certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Name: Robert F. Hull, Jr.

Title: Executive Vice President and Chief Financial Officer

Date: April 3, 2007


END